Quanex


02012260

2001 ANNUAL REPORT


JAN 28 2002



ENGINEERED MATERIALS AND
COMPONENTS FOR THE VEHICULAR AND
BUILDING PRODUCTS MARKETS

NXNYSE

CONSOLIDATED FINANCIAL HIGHLIGHTS

(in millions, except per share data)

For the Year	2001	2000	1999
Net Sales	$924.4	$964.5	$834.9
Operating Income before unusual charges	57.3	$ 66.6[1]	71.8
Operating Income	57.3	(4.0)[2]	71.8
Interest Expense	16.6	15.3	14.4
Net Income	29.2	(9.7)[3]	39.7
Operating Cash	101.7	114.5	117.1
Basic earnings (loss) per common share			
Before extraordinary items	2.15	2.61	2.76
(excludes unusual charges)			
Before extraordinary items	2.15	(0.73)	2.76
Extraordinary item	0.03	0.03	0.03
Total basic net earnings (loss) per share	2.18	(0.70)	2.79
Total diluted net earnings (loss) per share	2.07	(0.70)	2.59
At Year End	**2001**	**2000**	**1999**
Working Capital	102.3	104.9	76.2
Total Assets	697.6	645.9	690.4
Long-term Debt[4]	220.0	191.9	189.7
Stockholders Equity	280.0	266.5	301.1

1 Excludes unusual charges for asset impairment/restructuring at Piper Impact U.S. and the loss on the sale of Piper Impact Europe.
2 Includes an asset impairment/restructuring charge and loss of $56.3 million (pre-tax) and a $14.3 million (pre-tax) loss on sale of Piper Impact Europe.
3 Includes $36.6 million after-tax asset impairment charge and $9.3 million after-tax loss on the sale of Piper Impact Europe.
4 Includes current portion of long-term debt.

This annual report to our shareholders contains forward-looking statements. These statements involve risks, uncertainties and other important factors that may cause the actual results of Quanex and its divisions to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such risks, uncertainties and other important factors is contained in the section entitled "Private Securities Litigation Reform Act" in our annual report on form 10-K for the year ended October 31, 2001, as filed with the Securities and Exchange Commission and included as part of this annual report to shareholders.

Contents

COMPANY PROFILE

Quanex Corporation, based in Houston, Texas, is an industry leading manufacturer of engineered materials and components for the vehicular and building products markets. The company operates 16 plants in the United States.

Quanex Corporation common stock trades on the New York Stock Exchange under the symbol NX. For further information visit the company's web site at www.quanex.com.

VEHICULAR PRODUCTS

Quanex engineered steel and aluminum components can be found in the majority of vehicles on the road today and some off-road as well.

(in millions)	
Net Sales	*$ 439.3*
Operating Income	*$ 47.5*
Operating Cash	*$ 73.4*
Assets	*$ 362.4*

BUILDING PRODUCTS

Quanex aluminum sheet-based products and fabricated door and window components can be found all around the exterior of homes and commercial buildings.

(in millions)	
Net Sales	*$ 485.0*
Operating Income	*$ 23.7*
Operating Cash	*$ 40.7*
Assets	*$ 269.4*

QUANEX CORPORATE MISSION

Quanex Corporation will maximize shareholder value by earning a return over the business cycle in excess of its cost of capital. Lean manufacturing principles will be the operating cornerstone for our core businesses focused on the vehicular products and building products markets.

Quanex Corporation's operating units and future investments will meet core business success attributes: customer focus; superior manufacturing process technologies; rigorous management practices; engineered-type products or value-added services; and competitive position within served markets.

Quanex's business units will be passionate about the following business practices: clear strategic focus; robust safety programs; superior return driven investing; a culture of openness, urgency, interaction, and continuous improvement; and a custom of rational risk taking and stretch goal setting.

LETTER TO SHAREHOLDERS

To Our Shareholders:

An economic recession may not have been officially declared until November 2001, but in the manufacturing sector the numbers started falling many months earlier, about the same time as Quanex Corporation's fiscal year began. In the steel and aluminum industries, many companies suffered significant losses or declared bankruptcy. In spite of this extremely difficult economic environment, Quanex achieved solid results, clearly outperforming our markets and competitors.

SOME HIGHLIGHTS

Sales
($ in millions)



$769
$822
$835
$966
$924
1997
1998
1999
2000
2001

- Net sales were $924 million, down 4%. By comparison, the overall demand for aluminum sheet and engineered steel bars was down by more than 10%.
- We delivered $2.05 in diluted earnings per share before extraordinary items, a respectable showing in a very tough year.
- Operating cash flow exceeded $100 million for the fourth straight year.
- Your investment in Quanex stock increased in value 34% year over year.

BUILDING UPON A STRONG FOUNDATION

Quanex Corporation celebrates its 75th year in business during 2002.

Our legacy has been built on unique capabilities – leading, low cost metal processing businesses – and some timely investments, which have improved our quality and added to our capabilities.

MACSTEEL's centrifugal cast and continuous flow steel bar making process provides significant cost and quality advantages to our customers. And our Nichols Division's use of rotary barrel aluminum recovery and scrap-based continuous cast processes provide a meaningful cost edge.

Over the past five years, some $290 million in capital expenditures have been made. Capacity at MACSTEEL has increased by 30%, to 720,000 tons; and at Nichols Aluminum by 30%, to over 400 million pounds. The company has also focused on increasing value-added capabilities. MACSTEEL has added heat-treating, bar turning and bar cutting capabilities, while Nichols has increased cold-finishing and coating capabilities. Our fabrication businesses have added complementary engineered products that leverage our distribution channel and strong customer relationships.

All of these attributes have given Quanex an exceptionally strong foundation on which to build. And building the business and its profits is what we intend to do.



Raymond A. Jean
Chairman, President and Chief Executive Officer

A NEW STRATEGY EMERGES

In this age of increasing global competition, the customer rules. It's that simple.

The companies that reap substantial rewards in market share, profitability and shareholder value are the ones with a clear vision, give customers what they need, and know what their competitors offer. Effective corporate strategy requires focusing on what's happening in the marketplace rather than on what's possible in the factory - or merely assumed at headquarters.

That's why we have adopted a market-driven strategy - one that strives to achieve unique industry positions or distinctive product offerings. This type of strategy is also an effective screen to guide business development.

As we examined where Quanex products are sold, we found they were concentrated in two market segments - **Vehicular Products** and **Building Products**. Our primary demand drivers are the numbers of new light and heavy-duty vehicle builds, and building and construction activity, primarily residential housing starts and remodeling expenditures. These are two commercially meaningful segments, so we intend to focus on them.

To think in terms of two segments means we consider what drives customers and their choices - today and in the future. To think in terms of market segments means reconfiguring the value chain beyond the obvious.

Our Vehicular Products segment includes MACSTEEL, Piper Impact and Temroc Metals. About 80% of MACSTEEL's and Piper Impact's sales are into vehicular related markets, and Temroc's largest customers produce off-road recreational vehicles. We have promoted Mr. Robert Kelly, who successfully led the growth of MACSTEEL, into the position of Group Executive - Vehicular Products. He will spearhead the activities of the group, build upon synergies, and seek out growth opportunities.

***EBITDA*[1]**
($ in millions)


$93 $102 $118 $116 $104
1997 1998 1999 2000 2001

(1) Excludes asset impairment/restructuring charge in 1998 & 2000, and excludes loss on sale of Piper Impact Europe in 2000.

Operating Income[1]
($ in millions)



$55 $61 $72 $67 $57
1997 1998 1999 2000 2001

(1) Excludes asset impairment/restructuring charge in 1998 & 2000, and excludes loss on sale of Piper Impact Europe in 2000.

Diluted Earnings Per Share
from continuing operations[1]



$1.90 $2.25 $2.56 $2.44 $2.05
1997 1998 1999 2000 2001

(1) Excludes asset impairment/restructuring charge in 1998 & 2000, and excludes loss on sale of Piper Impact Europe in 2000.

The Building Products segment includes Engineered Products and Nichols Aluminum. All of Engineered Products' sales are into the building products market, as are over 60% of Nichols' sales. We serve both the commercial and residential segments, and both divisions have opportunities to expand within, and beyond, their particular market niches. The overall window and door component market, estimated at nearly $4 billion and growing in excess of GDP, provides attractive expansion opportunities.

In adopting two market segments, we've also changed our reporting format. Beginning in fiscal 2002 we will report financial results by these segments, keeping an operations scorecard to measure our success against each segment's dynamics and competitors. This reporting structure allows us to maintain focus and gauge our performance within the markets we serve.

FOCUSING ON THE CORES

Building on your strengths is the most viable strategy for successful expansion.

Soon after I joined the company early last year, we began a strategic review of our businesses to evaluate their competitive advantages and to determine how to strengthen them. We ranked them against a set of attributes common to successful companies and concluded we have two business units core to Quanex's future success–MACSTEEL and Engineered Products.

MACSTEEL produces engineered steel bar used primarily by makers of components for passenger cars, sport utility vehicles, and light and heavy-duty trucks. Engineered Products makes components primarily for window and door OEM's (original equipment manufacturers) who serve the building products markets. They are core businesses because they have excellent competitive and market positions, definable competitive advantages and are well placed for profitable growth and expansion.

The strategic review also concluded that some of our business units are not as strong as they should be. These units will either be fixed or sold in a timely manner, since we expect all of our businesses to earn more than their capital costs over a business cycle.

REACHING FOR OPERATIONAL EXCELLENCE

Regardless of market conditions, a great strategy won't work if a company can't implement it effectively.

At Quanex, we're building a culture of excellence to support our customers' needs. We're passionate about safety, quality, service and costs. All business units are working hard to implement lean manufacturing principles in order to drive out waste, cut costs and improve processes. At the same time, we're also on the lookout for organic growth opportunities.

The company's operational imperatives are as straightforward as our mission, which states that each business unit must be guided by a clear, focused strategy, understood by all. Management must be hands-on and promote openness, urgency, interaction and continuous improvement.

Look for Quanex to stick to the things we know and do best.

We're working from a solid base, so it's not a matter of starting over, but building upon our core strengths and rationally addressing our weaknesses. We will build on what Quanex has established over its commendable history.

Acquisitions will be an important part of our success. We are actively looking for companies that can enhance our existing core businesses. And we will be taking a hard look at economic returns, whether for acquisitions or incremental capacity additions. In simple terms, we want to make sure that every investment is capable of earning more than its cost of capital.

Capital Expenditures
($ in millions)

$70 $61 $61 $43 $56


1997
1998
1999
2000
2001

We have great management teams and associates in each of our businesses and a small, dedicated corporate group that supports them. They deserve our congratulations and gratitude, not only for this year's results, but also for their many past accomplishments. Striving to carry out our new strategy, I'll continue to ask them for more.

The Board members have been very supportive of our efforts in 2001, and their counsel is very much appreciated. Joining the Board was Joe Ross, Chairman and Chief Executive Officer of Federal Signal Corporation, a diversified manufacturing company.

As we launch fiscal 2002, I am confident that Quanex Corporation is well positioned to produce increasing value for shareholders, customers and employees. Within the Vehicular Products group, we see improving market and competitive dynamics along with increasing returns from our recent investments. For the Building Products group, we see excellent core-building acquisition prospects and opportunities to grow market share with key customers.

I firmly believe market-focused businesses offer more opportunity for growth and improvement. By continuing to improve and build upon core businesses that have true competitive advantages, we can fuel growth in revenues, profits, financial returns, and most importantly, shareholder value.

Sincerely,



Raymond A. Jean
Chairman, President and Chief Executive Officer

STEEL BAR AND EXTRUDED COMPONENT APPLICATIONS

Engines/Motors

- Camshafts
- Connecting Rods
- Crankshafts
- Engine Mounts
- Piston Carriers & Pins
- Rocker Arms
- Timing Gears

Wheel Assemblies

- Wheel Hubs
- Brake Cams

Steering Systems/Drive Trains

- Axle Shafts
- C.V. [illegible]ts
- Torsion [illegible]
- Ring Gears
- Pinion Gears
- Slide R[illegible]
- Steering Arms

Safety/Other

- Air Bags
- Suspension Brackets
- Bumpers
- Heat Exchangers
- Fasteners
- Hydraulic Fittings

VE

HICULAR

Products

Quanex Corporation's Vehicular Products segment is a premier supplier of quality steel and aluminum materials, components, and services. The segment's divisions, MACSTEEL®, Piper Impact and Temroc Metals, produce highly engineered steel bars and components that serve critical applications throughout the passenger car, sport utility vehicle, light and heavy-duty truck, truck trailer, recreational, defense, agricultural and construction equipment markets.

Operating Units:
MACSTEEL, Ft. Smith, Arkansas
MACSTEEL, Jackson, Michigan
MACSTEEL Heat Treating, Huntington, Indiana
MACSTEEL NitroSteel, Pleasant Prairie, Wisconsin
Piper Impact (2), New Albany, Mississippi
Temroc Metals, Inc., Hamel, Minnesota

Products: Engineered carbon and alloy hot-rolled steel bars, MACPLUS® cold-finished steel bars, bearing and aircraft quality ultra-clean steel bars, MACGOLD® precision hot-rolled steel bars, heat treated bars and tubes, corrosion resistant bars and tubes, steel and aluminum impact extrusions and lineal aluminum extrusions and components.

Quality: Quanex has built a reputation of being a premier supplier of engineered materials and components for its vehicular products customers. Steel bars and steel and aluminum impact extrusions are tailored to fit the customer's specifications for low cost processing and demanding end-use applications. All the MACSTEEL and Piper Impact facilities are both QS and ISO certified.

Technology: The Vehicular Products group uses innovative technology and equipment in its processes. From the centrifugally cast, continuous flow steel bar making process to state-of-the-art controls on its high volume extrusion presses, process capability and continuous improvement are very much in evidence.

Strategies: Protect and grow current position in engineered materials and components for the vehicular market segment. Fund investments to augment value-added services and make closely related acquisitions that strengthen current market or competitive positions.

Markets: Automotive, light and heavy-duty trucks, off-road and farm equipment, recreational vehicles, defense, capital equipment and other consumer durables.



What sets MACSTEEL apart is its centrifugal cast technology and the use of argon stirring and vacuum arc degassing in its steel-making process. This efficient method allows MACSTEEL to produce high quality engineered bars at significantly lower man-hours per ton and more tons per hour than other steel bar manufacturers. Heat lots of 45 to 50 tons are manufactured to exacting customer specifications and tested throughout the process to ensure compliance.

SUCCESS DRIVEN

MACSTEEL's steel bars are recognized throughout the world for superior quality. The business has built an unparalleled reputation as the preferred supplier of custom engineered steel bars used primarily in vehicular applications. This preferred supplier status has served MACSTEEL well in the recent sluggish economic environment.

MACSTEEL's scrap-based, specialty mills use state-of-the-art electric furnace practices including argon stirring, vacuum degassing, and ladle metallurgy to continuously cast high quality engineered steel bars. Continuous means that the process does not stop, from the time the molten metal is poured from the ladle into the caster until the finished bar is cooled and bundled for shipping. Precision rolling and ultrasonic testing ensure that every bar meets the customer's specific requirements.

The company has continuously refined its processes and applied value-added services to supply custom produced bars to niche markets. Demanded by OEM's and used to manufacture products for critical applications, MACSTEEL bearing-quality steel bars are typically used in the high stress environments of engines, transmissions and wheel assemblies.

The foundation of MACSTEEL's success is its people. Under strong and innovative leadership, employees continue to perform at their personal best due to empowerment and ongoing training. By delivering on the MACSTEEL promise of seam-free engineered steel bars, consistent and uniform high quality, and best-in-the-industry service, the group leads its markets in efficiency and bottom line results.

Over the last ten years, MACSTEEL has invested over $250 million to grow its productive capacity and value-added services in support of its vehicular products customers. By building on its unique and state-of-the-art manufacturing processes, and embracing opportunities to satisfy customers' increasing quality requirements, organic growth has flourished. The most recent value-added expansion projects include the completed installation of a third cold finishing line at the Michigan plant and a third cold finishing line at the Arkansas plant which will be completed by fiscal year end 2002. These projects expand capacity for MACPLUS cold-finished bars to 270,000 tons annually. MACPLUS is MACSTEEL's premium product, which is in demand from OEM customers because of its close dimensional tolerances and superior metallurgical and surface quality.

During the year, the opportunity for MACSTEEL to optimize its supply chain by shortening lead times, reducing costs, and lowering inventory levels, has led to approval and commencement of a $5.8 million project to build a bar cutting facility at the MACSTEEL Michigan plant. The project will add 30,000 square feet of building and 50,000 tons of bar cutting capacity by mid-2002 to enhance MACSTEEL's value-added services to its vehicular products customers.

MACSTEEL manages its businesses efficiently and profitably. In spite of the weak economy, slower business activity in its vehicular products markets, and heavy pricing pressure, MACSTEEL had a good year, reporting record output of its MACPLUS premium product and



Piper Impact produces near-net shapes, replacing multiple part assembly, minimizing costly machining and thereby reducing part cost and increasing value.

its second highest overall shipping volume. When demand weakens in vehicular markets, MACSTEEL's production flexibilities allow it to further extend its reach to other markets like energy, defense and service centers. This strategy has offset the effects of currently weaker vehicular customer demand and resulted in relatively high utilization rates. Quality and on-time delivery was excellent for the year and MACSTEEL continues to earn customer accolades.

MACSTEEL was named #1 Supplier of the Year by Dana Corporation's Spicer Light Axle Group, testimony to Quanex's ongoing commitment to being a preferred supplier of engineered steel bar products. MACSTEEL was chosen from hundreds of qualified suppliers and given the highest rating ever recorded in Dana's supplier performance rating system.

Continuing to build on its in-depth metallurgical, process, and product savvy, MACSTEEL remains closely attuned to the demands of its customers for mutually beneficial growth.

STEERING AHEAD

As a supplier to vehicular and other demanding markets, Piper Impact works closely with its customers' engineers early in the product design stage to leverage its process capabilities and reduce total costs. Piper's focus on new product development, in applying their technical expertise in metallurgy and metal forming, is providing customers with superior technical solutions and products. The division's exacting, near-net shape impact extrusions are stronger, lighter in weight, and more cost effective than many other design options.

Quanex's impact extrusion business made great strides in reversing last year's results and establishing a positive direction for the future. With the right management team in place, variable-cost reduction initiatives were implemented, overhead reduced and product development renewed. Along with restructuring programs initiated during 2000, Piper Impact significantly reduced its break-even point in 2001. New management placed the entire business under exhaustive scrutiny and stringent demands. Workforce training was intensified and the investment is paying off.

As testimony to their efforts, Piper Impact received the Best Practices Award from Mississippi's State Workforce Council in 2001 for their targeted approach to training and development at all levels of the organization. Piper also received the 2001 Excellence Award, an honor that recognizes organizations for being at the forefront of quality management in the state of Mississippi, and exhibiting world-class processes that provide excellent benchmarks. Piper achieved a higher level than any organization in the state this year. The award is modeled after the Malcolm Baldridge National Quality Award with identical criteria for performance excellence.

Through implementation of lean manufacturing practices, Piper successfully reduced product inventories while improving delivery performance. Restructuring the plants to cellular processing dramatically increased labor productivity and significantly reduced manufacturing lead times. Comprehensive cost reduction programs have also decreased the amount of scrap and improved product yields. Cash flow increased through significant improvements in working capital management.

The division's commitment to business development has generated meaningful new business and continues to improve customer satisfaction. Opportunities with existing and new customers in Piper's largest market, vehicular products, and in its other key markets of ordnance and high-pressure cylinders, will significantly contribute to future growth and earnings. As new business builds momentum, Piper looks forward to exciting new product developments and gaining automotive market share outside its traditional air bag component niche.



Temroc manufactures numerous aluminum components for recreational vehicles.

STAYING THE COURSE

The Vehicular Products segment's most recent acquisition, Temroc Metals, joined the group in November of last year and produces custom aluminum extruded shapes. With over 30 years of experience, Temroc supplies to numerous industries including vehicular, industrial and architectural. With a complete in-house fabrication facility, the company produces extruded shapes for customers based on the quantity, shape and alloy requested. Overcoming a year of slow business activity, Temroc has gained new business and developed new products by servicing niche demands for aluminum extrusion components. Growth with its existing customers and the customers of Quanex's other facilities has led to higher sales and earnings.

Throughout the year, Temroc expanded its capabilities for thermal processing, machining, and testing. These projects reduced labor, scrap and energy costs, outside services, and increased capacity, quality, flexibility and turnaround time.

Opportunities for future business will become available as Temroc completes projects for additional automated equipment to expand capabilities and reduce costs.



ALUMINUM SHEET APPLICATIONS AND PRODUCTS

Windows	Entry/Doors	Rain Carrying Systems	Siding/Other
Spacer	Astragals	Gutters	Roof Edging and Trims
Cladding	Entry Thresholds	Downspouts	Siding Accessories
Screens	Patio Door Screens and Sills	Hardware	
Stiffeners	Cladding	Soffits	
Muntins	Surrounds	Fascias	
		Trimcoil	


ILDING
Products

Quanex's Building Products segment remains at the forefront of the niches it serves with materials and components used in the building and remodeling of residential and commercial structures. This segment consists of Nichols Aluminum mini-mill casting and finishing operations, whose output is used by companies making siding, roofing, doors and windows; and our AMSCO, Imperial Fabricated Products and Homeshield businesses – manufacturers of engineered window and door components.

Operating Units:

Nichols Aluminum Casting, Davenport, Iowa
Nichols Aluminum Davenport, Davenport, Iowa
Nichols Aluminum Lincolnshire, Lincolnshire, Illinois
Nichols Aluminum Alabama, Decatur, Alabama
Nichols Aluminum Golden, Ft. Lupton, Colorado
AMSCO, Rice Lake, Wisconsin
Homeshield Fabricated Products, Chatsworth, Illinois
Imperial Fabricated Products, Richmond, Indiana

Products: *Aluminum reroll, mill finished sheet, painted sheet, custom roll-formed aluminum components and accessories for windows and doors, screens, and a broad line of custom-designed, roll-formed and stamped aluminum and steel shapes.*

Quality: *Nichols Aluminum casting facilities use mini-mill technology to melt recycled aluminum scrap and continuously cast high quality aluminum sheet. All of the Nichols Aluminum facilities, and AMSCO, are ISO certified.*

Technology: *The aluminum mill uses a dross-recovery system and rotary and traditional furnaces to process blended grades of scrap, and state-of-the-art thin slab, continuous casters to produce high quality alloy sheet. Cold-finishing capabilities include rolling to specific gauge, annealing, slitting and custom coating. Value-adding services include design, engineering support and custom forming and fabricating.*

Strategies: *Increase focus in building and construction markets and grow value-added capacity. Substantially grow component business by increased customer focus, expanded product development, and enhanced efforts at reducing costs, improving services, and expanding the fenestration niche.*

Markets: *OEM's serving the building products markets, aluminum service centers and other producers of sheet-based aluminum products.*



Using an innovative, continuous cast process makes Nichols Aluminum one of the most efficient aluminum sheet producers in North America. Nichols melts and blends low cost, recycled scrap that feeds a Hazelett thin-slab caster. Aluminum from the caster then moves directly to rolling mills, eliminating expensive and time-consuming reheating of the metal. This unique process produces high quality aluminum sheet for building products customers.

OPENING DOORS

Although building and construction markets remained very competitive this year, Nichols Aluminum continued its penetration into more value-added products and successfully reduced costs. In 2001 Nichols again outperformed its competitors to achieve solid results in spite of an increasingly competitive marketplace. The group reported better operating results sequentially quarter-to-quarter for 2001 even though overall earnings were down.

Already a member of the Aluminum Association, the National Coil Coating Association and the Institute of Scrap Recycling Industries, Nichols Aluminum accomplished a milestone by being accepted as an associate member of the National Association of Aluminum Distributors (NAAD) in July 2001. Among other flat rolled associate members in the NAAD, Nichols is unique in that 100% of its output is being produced using a scrap-based, continuous cast process. The NAAD is a trade association of North American service centers and distributors engaged in the marketing of aluminum mill products. This key channel of distribution for the aluminum industry has become increasingly important as the percentage of sales through service centers continues to grow. In recent years, Nichols has successfully improved surface finish and metallurgical specifications of both mill-finished and coated product to meet membership requirements. As part of Nichols' ongoing quality improvement programs, the division assembled a team from operations, technical and sales whose objective was to achieve membership in this critical channel of distribution for the company's flat-rolled product. Benefits include participation in regional chapters and partnering with distributor sales representatives to find new applications for their products.

Nichols Aluminum's casting facilities use scrap-based continuous cast processes to produce high quality aluminum sheet. Nichols is refining an existing computer model that is unique to the continuous cast hot-rolling process to further analyze production for improved quality and throughput. Once completed, the system will be used for training, method evaluation and development, and determining the viability of capital improvement projects.

Nichols Aluminum Davenport, Nichols Aluminum Lincolnshire, and Nichols Aluminum Alabama, the divisions' cold-finishing mills, perform value-added rolling, annealing, leveling, coating and slitting operations. Enhancements to mill operations were made throughout the year resulting in lower costs and greater consistency of outgoing quality levels.

WINDOWS OF OPPORTUNITY

Nichols Aluminum Golden, the mini-mill and coating facility acquired in 2000, continues to collaborate on production practices and technology with Nichols Aluminum Davenport. Consolidating the purchase of recycled aluminum with the other Nichols' business units, absorbing overflow reroll production, and expanding its customer base should continue to add to Golden's earnings and further enhance the division's flexibility and capabilities.

Nichols Aluminum is an important supplier to many well-respected companies in the building products market. Additionally, Nichols Aluminum is also an important supplier of aluminum sheet to Quanex's other Building Products operations: AMSCO and Homeshield. These component-manufacturing operations utilize Nichols Aluminum's quality sheet products for further processing and production of value-added building products.

BUILDING INNOVATION

By partnering with customers, AMSCO, which produces high quality assemblies and components for fenestration markets, sets high standards in all operations. Its reputation for product quality, service and value to various window and door manufacturers has served it well. During a year of volatile demand, AMSCO achieved impressive growth through new product introductions and increased market share.

During 2001, AMSCO introduced a new technology trademarked RollTrusion. RollTrusion is a continuous process using metal sheet coil and a pretreated surface that creates superior bonding between thermal plastic and metal during extrusion. The extrusions can be flat or intricately roll-formed to meet very demanding customer applications while reducing the customers' tooling and labor costs. The new technology also produces a more attractive and corrosive resistant surface.

In support of new product development, AMSCO took further steps to automate its manufacturing by adding new assembly machines and rebuilding assembly presses for sill production. Additionally, equipment was installed to produce screen components previously purchased from outside suppliers for the production of retractable screen door systems.



AMSCO (pictured) and Homeshield, both of the Quanex Building Products segment, design and manufacture high quality, formed-metal products for windows and doors and other components for new housing and remodeling.

SOLID FRAMEWORK

Homeshield continues to increase margins with value-added services by working closely with customers to design superior residential building products. Homeshield fabricates aluminum coil into rain carrying systems, soffits, exterior housing trim and roofing products utilizing its precision roll-forming processes and an advanced coating lab to develop custom colors.

As a result of implementing lean manufacturing practices, Homeshield set annual records in productivity, on-time delivery and customer satisfaction metrics. Projects tailored to reach new efficiency and cost reduction goals continue throughout operations including purchasing and materials processing, the coil coating process and in-line forming. New equipment and equipment upgrades planned for next year will increase productivity in the screen department and meet the demands of new and growing business.

The state of Illinois honored Homeshield with the Governor's Environmental award for waste minimization. Only 17 companies received the award and Homeshield was among only five that were recognized for their continuous improvement efforts. Emissions from the paint line were reduced through modifications that also contributed to more efficient natural gas usage.

NEW THRESHOLDS

Imperial produces fabricated residential exterior door thresholds, astragals (double door center molding), patio door systems and other door components. New product innovation is one of Imperial's strengths. Imperial ended the year with record shipments, the fifth consecutive year the business has exceeded prior year's sales performance. Growth for the year came through new customers and new products, like the ImperiSILL and X-Sill, that have been well received in the market.

Imperial is currently in the process of implementing lean manufacturing practices as well as automating labor intensive assembly processes with the goal of increasing productivity and reducing in-process inventory. Due to the growth in demand for Imperial's thresholds, a capital project for an automated assembly line was approved mid-year. The new line will be operational early 2002 resulting in increased production capacity and reduced direct labor expenses.

At a recent trade show, Imperial Products introduced ImperiSILL and X-Sill, totally new thresholds unlike any other product on the market today. These and other new components have been well received by customers.



Selected Financial Data

FINANCIAL SUMMARY

($ thousands, except per share data) Fiscal years ended October 31,	2001	2000	1999	1998	1997	1996
Revenues and Earnings						
Net sales [1, 8]	924,353	964,518	834,902	821,507	768,743	640,121
Cost of sales including operating depreciation and amortization	809,027	841,047	706,607	707,971	666,691	546,938
Gross profit	115,326	123,471	128,295	113,536	102,052	93,183
Piper Impact Asset Impairment Charge	--	56,300 [2]	--	58,500 [2]	--	--
Loss on sale of Piper Impact Europe	--	14,280 [3]	--	--	--	--
Other depreciation and amortization	3,808	3,308	3,434	5,059	3,669	1,791
Selling, general and administrative expenses	54,202	53,545	53,104	47,713	43,375	44,959
Operating income (loss)	57,316	(3,962)	71,757	2,264	55,008	46,433
Percent of net sales [8]	6.2	(0.4)	8.6	0.3	7.2	7.3
Other income–net	2,623	1,870	1,383	2,278	1,637	4,544
Interest expense–net	14,889	13,314	12,791	10,506	14,002	11,360
Income (loss) before income taxes, extraordinary items, cumulative effect of accounting change, and income from discontinued operations	45,050	(15,406)	60,349	(5,964)	42,643	39,617
Income taxes (credit)	16,228	(5,383)	21,048	(2,087)	14,925	16,639
Income (loss) from continuing operations	28,822	(10,023)	39,301	(3,877)	27,718	22,978
Income from discontinued operations	--	--	--	--	5,176	9,912
Gain on sale of discontinued operations	--	--	--	13,046	36,290	--
Extraordinary items - early extinguishment of debt, net of taxes	372	358	415	--	--	(2,522)
Net income (loss)	29,194	(9,665)	39,716	9,169	69,184	30,368
Percent of net sales [8]	3.2	(1.0) [7]	4.8	1.1 [6]	9.0 [5]	4.7
Per Share Data						
Basic Earnings per share:						
Income (loss) from continuing operations	2.15	(0.73)	2.76	(0.27)	2.01	1.70
Income from discontinued operations	--	--	--	--	0.37	0.73
Gain on sale of discontinued operations	--	--	--	0.92	2.63	--
Extraordinary items and cumulative effect of accounting change	0.03	0.03	0.03	--	--	(0.19)
Net earnings (loss)	2.18	(0.70) [7]	2.79	0.65 [6]	5.01	2.24
Cash dividends declared	0.64	0.64	0.64	0.64	0.61	0.60
Book value	20.88	19.90	21.24	19.19	19.13	14.50
Average shares outstanding (000)	13,399	13,727	14,234	14,149	13,807	13,524
Market closing price range						
High	27.38	26.56	28.94	33.50	36.50	28.63
Low	17.00	14.38	15.50	16	23.38	18.38
Financial Position - Year End						
Working capital	102,288	104,944	76,247	62,979	52,818	88,238
Property, plant and equipment - net	357,635	338,248	406,841	395,054	379,071	319,165
Other assets	103,118	71,665	71,218	69,422	119,738	117,142
Total assets	697,631	645,859	690,446	674,288	685,705	638,948
Noncurrent deferred income taxes	29,282	27,620	43,910	33,412	48,111	40,454
Long-term debt	219,608	191,657	179,121	188,302	201,858	253,513
Stockholders' equity	279,977	266,497	301,061	272,044	268,823	197,009
Total capitalization	499,585	458,154	480,182	460,346	470,681	450,522
Long-term debt percent of capitalization	44.0	41.8	37.3	40.9	42.9	56.3
Other Data						
Asset turnover [8]	1.4	1.4	1.2	1.2	1.2	1.2
Current ratio	1.8 to 1	1.8 to 1	1.6 to 1	1.4 to 1	1.4 to 1	1.8 to 1
Return on average investment - percent	8.1	(0.2) [7]	10.0	3.4 [6]	16.7 [5]	9.8
Return on average common equity - percent	10.7	(3.4) [7]	13.9	3.4 [6]	29.7 [5]	16.4
Working capital provided by operations [4]	73,858	90,441	94,905	82,830	73,321	60,378
Depreciation and amortization	43,910	48,445	45,883	42,400	37,865	36,499
Capital expenditures	55,640	42,355	60,934	60,936	69,146	34,737
Backlog for shipment in next 12 months	185,000	157,830	164,128	183,847	225,498	123,382
Number of stockholders	5,313	5,697	5,113	5,720	5,488	3,425
Average number of employees	3,340	3,361	3,393	3,261	2,994	1,950
Sales per employee [8]	277	287	246	252	257	328

Note: Several acquisitions and divestitures have been made in past years. See Notes 2 and 3 to the financial statements for a description of these transactions.

1 Excludes sales from discontinued operations for the years 1997 and 1996, respectively of $187,[illegible] and $275,641.

2 During fiscal 2000 and 1998, Piper Impact recorded a $56.3 million and $58.5 million, respectively, asset impairment charge as described by Statement of Financial Accounting Standards No. 121. See Footnote 4 to the financial statements for further information.

3 See Note 3 to the financial statements for futher information regarding the loss on the sale of Piper Impact Europe.

4 Working capital provided by operations is a supplemental financial measurement used in the company's business and should not be construed as an alternative to operating income or cash provided by operating activities since it excludes the effects of changes in working capital. Working capital from operations is calculated as income from continuing operations, net of taxes, adjusted for non-cash and nonrecurring items.

5 Includes gain on sale of discontinued operations.

6 Includes effect of Piper Impact's asset impairment charge ($58.5 million in FY 1998) and gain on sale of discontinued operations ($13 million in FY 1998).

7 Includes effect of Piper Impact's asset impairment charge ($56.3 million in FY 2000) and the loss on sale of Piper Impact Europe ($14.3 million in FY 2000).

8 Beginning in fiscal 2001, freight costs are no longer netted against sales, they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

Board of Directors

Donald G. Barger, Jr. (1995) [2]
Senior Vice President and Chief Financial Officer, Yellow Corporation,
Overland Park, Kansas

Susan F. Davis (1998) [3,4]
Vice President, Human Resources,
Johnson Controls, Inc.,
Milwaukee, Wisconsin

Russell M. Flaum (1997) [2,3]
Executive Vice President,
Illinois Tool Works,
Glenview, Illinois

Raymond A. Jean (2001) [1]
Chairman, President and Chief Executive Officer,
Quanex Corporation

Carl E. Pfeiffer (1964) [1]
Chairman Emeritus,
Quanex Corporation

Joseph J. Ross (2001) [2,4]
Chairman and Chief Executive Officer
Federal Signal Corporation,
Oakbrook, Illinois

Vincent R. Scorsone (1995) [1,3]
Retired, former Executive Vice President,
ALCOA Inc.,
Pittsburgh, Pennsylvania

Michael J. Sebastian (1991) [1,4]
Retired, former Executive Vice President,
Cooper Industries,
Houston, Texas

1 Executive Committee
2 Audit Committee
3 Compensation and Management Development Committee
4 Nominating and Corporate Governance Committee

(year first served on board)

Corporate Officers

Raymond A. Jean
Chairman, President and Chief Executive Officer

Michael R. Bayles
Vice President, Strategic Planning and Business Development

Paul J. Giddens
Vice President - Human Resources and Administration

Robert V. Kelly, Jr.
Vice President and President,
Vehicular Products Group

Terry M. Murphy
Vice President - Finance and Chief Financial Officer

Viren M. Parikh
Corporate Controller

Michael W. Conlon
Corporate Secretary,
Outside General Counsel,
Fulbright & Jaworski, L.L.P.

Vehicular Products

MACSTEEL
General Office
One Jackson Square
Suite 500
Jackson, Michigan 49201
(517) 782-0415
Mark Marcucci,
Vice President and General Manager

MACSTEEL Michigan
3100 Brooklyn Road
Jackson, Michigan 49203
(517) 764-0311
Anthony Kurley,
General Manager-Operations

MACSTEEL Arkansas
5225 Planters Road
Fort Smith,
Arkansas 72916
(501) 646-0223
John Fisher,
General Manager-Operations

MACSTEEL Heat Treating
25 Commercial Road
Huntington, Indiana 46750
(219) 356-9520
Jorn Jensen,
Plant Manager

MACSTEEL NitroSteel
9955 80th Avenue
Pleasant Prairie,
Wisconsin 53158
(414) 947-0441
Lee Petzold,
General Manager-Operations

Piper Impact
922 Highway 15 North
New Albany,
Mississippi 38652
(662) 534-5046
Jeff Petry, President
Richard Copp,
Operations Manager

Piper Impact
795 County Road 269
New Albany,
Mississippi 38652
(662) 538-6500

Temroc Metals
4375 Willow Drive
Hamel, Minnesota 55340
(800) 487-6360
Dave Barnes,
President and General Manager

Building Products

Nichols Aluminum
General Office
201 West Second Street
Suite 420
Davenport, Iowa 52801
(563) 336-4801
Terry Schroeder, President
Michael Friemel,
General Manager,
Finishing Operations

Nichols Aluminum Davenport
1725 Rockingham Road
Davenport, Iowa 58202
(563) 324-2121
Windell Brown, Operations Manager

Nichols Aluminum Lincolnshire
200 Schelter Road
Lincolnshire, Illinois 60069
(847) 634-3[illegible]50
Bill Hebert, Operations Manager

Nichols Aluminum Alabama
2001 Highway 20 West
Decatur, Alabama 35601
(256) 353-1550
Doug Thornhill,
Operations Manager

Nichols Aluminum Casting
2101 J.M. Morris Blvd.
P.O. Box 4110
Davenport, Iowa 52802
(563) 322-0118
Leland Lorentzen
General Manager-Operations

Nichols Aluminum Golden
1405 East 14th Street
P.O. Box 207
Fort Lupton, Colorado 80621
(303) 654-8300
Thomas Brackmann, Vice President and General Manager

Engineered Products
General Office
7942 North 3350 East Rd.
Chatsworth, Illinois 60921
Jim Gulliford, President

AMSCO
311 West Coleman Street
Rice Lake,
Wisconsin 54868
(715) 234-9061
Mark Hermann,
General Manager-Operations

Homeshield Fabricated Products
7942 North 3350 East Rd.
Chatsworth, Illinois 60921

Route 24 West
Chatsworth, Illinois 60921
(815) 635-3171
Sam Lewis,
General Manager-Operations

Imperial Fabricated Products
451 Industrial Parkway
Richmond, Indiana 47374
(765) 966-0322
Tom Fening, President and General Manager


NX
LISTED
NYSE

Quanex stock is listed on the New York Stock Exchange under the symbol NX.

Annual Shareholder's Meeting

The Annual Meeting of Shareholders will be held at 8:00 a.m. on Thursday, February 28, 2002, at Quanex corporate offices. Shareholders are cordially invited to attend.

Corporate Offices

Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
Local phone number: 713-961-4600
Toll-free phone numbers:
In Texas: 800-392-5211
Elsewhere in the U.S.: 800-231-8176

Direct Stock Purchase and Dividend Reinvestment Plan

Quanex offers individuals the option to purchase stock directly through the company's Direct Stock Purchase and Dividend Reinvestment Plan (DSP plan). The DSP plan's initial minimum purchase requirement is $250. Subsequent purchases can be made at a minimum of $50. Other options featured in the Quanex DSP plan include full or partial dividend reinvestment, direct deposit of dividends, certificate safekeeping, and automatic monthly investments from savings or checking accounts.

For enrollment forms, contact American Stock Transfer & Trust Company at 800-278-4353 or visit the Quanex website at www.quanex.com.

Dividend Policy

The payment of dividends is reviewed quarterly and declaration is made at the discretion of Quanex's Board of Directors. The Quanex quarterly dividend is currently $.16 per share. At the end of fiscal 2001, the company has paid a dividend to shareholders of its common stock for 54 consecutive quarters.

Internet Access

Additional information about Quanex is located at the company's website at www.quanex.com. The site is continually updated and includes company news releases and current stock quotes. Visitors can register to automatically receive news by e-mail as it is released, send e-mail directly to the corporate offices, or link to the home pages of some of the Quanex operating units (www.macsteel.com, www.piperimpact.com, www.amsco1.com, www.nicholsal.com, www.impprod.com, www.temroc.com, and www.homeshield.com).

Investor Communications

Stockbrokers, financial analysts and others seeking additional information about Quanex should contact the Investor Relations Department at the Corporate Offices or by e-mail at inquiry@quanex.com.

Transfer Agent, Shareholder Records and Dividend Disbursing Agent

Shareholders who wish to change the name, address, or ownership of stock, report lost certificates, or combine accounts contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
Ground Floor
New York, NY 10038
(800) 937-5449



Quanex Corporation

1900 West Loop South
Suite 1500
Houston, Texas 77027
713-961-4600
www.quanex.com



Quanex Corporation **Form 10-K Report**

NXNYSE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2001

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-5725

Quanex Corporation
(Exact name of registrant as specified in its charter)

Delaware	38-1872178
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1900 West Loop South, Suite 1500 Houston, Texas	77027
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(713) 961-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.50 par value	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange, Inc.
6.88% Convertible Subordinated Debentures	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the registrant's voting stock held by non-affiliates as of December 31, 2001, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $376,508,322. Such calculation assumes only the registrant's officers and directors were affiliates of the registrant.

At December 31, 2001, there were outstanding 13,455,580 shares of the registrant's Common Stock, $.50 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement, to be filed with the Commission within 120 days of October 31, 2001, for its Annual Meeting of Stockholders to be held on February 28, 2002, are incorporated herein by reference in Items 10, 11, 12, and 13 of Part III of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Quanex was organized in 1927 as a Michigan corporation under the name Michigan Seamless Tube Company. The Company reincorporated in Delaware in 1968 under the same name and then changed its name to Quanex Corporation in 1977. The Company's executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027. References made to the "Company" or "Quanex" include Quanex Corporation and its subsidiaries unless the context indicates otherwise.

The Company's businesses are managed on a decentralized basis. Each operating group has administrative, operating and marketing functions. Financial reporting systems measure each group's return on investment, and the Company seeks to reward superior performance with incentive compensation, which is a significant portion of total employee compensation. Intercompany sales are conducted on an arms-length basis. Operational activities and policies are managed by corporate officers and key division executives. Also, a small corporate staff provides corporate accounting, financial and treasury management, tax, and human resource services to the operating divisions.

Quanex is a technological leader in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products, and precision-formed metal products which primarily serve the vehicular products and building products markets. The Company uses state-of-the-art manufacturing technologies, low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. Quanex believes these capabilities also provide the Company with unique competitive advantages. The Company's growth strategy is focused on the continued penetration of its two core markets: vehicular products and building products.

Business Developments in Fiscal 2001

In November 2000, Quanex completed the purchase of Temroc Metals, Inc. ("Temroc"), an aluminum extrusion and fabrication company based in Hamel, Minnesota. Temroc's products are used primarily in the outdoor recreational vehicle market. Temroc expands the Company's offerings in its core vehicular products market. The Company also has invested significant capital internally to grow its technologically advanced, low-cost continuous manufacturing processes to meet growing demand in its vehicular products and building products markets.

In the Company's MACSTEEL operations, rotary centrifugal continuous casters are used with an in-line manufacturing process to produce bearing grade quality, seam-free, engineered carbon and alloy steel bars that enable Quanex to participate in higher margin markets within its vehicular products market. Since 1992, the Company has invested approximately $257 million to enhance its steel bar manufacturing and refining processes, to improve rolling and finishing capability, and to expand manufacturing capacity at its MACSTEEL operations to approximately 700,000 tons per year. Phases I through V of the MACSTEEL expansions have been completed. In Phase V, finished in December 2000, the Company installed additional equipment at each of the MACSTEEL plants in Jackson, Michigan, and Ft. Smith, Arkansas to increase their capacity. This project increased engineered steel bar shipping capacity by approximately 13% to 700,000 tons annually. Phase V also included projects at MACSTEEL Heat Treating, based in Huntington, Indiana, where a third processing line was built, and at Kenosha, Wisconsin-based MACSTEEL NitroSteel, where efficiency enhancing equipment has been installed. In May 2000, the Company announced Phase VI, a project that will boost capacity for MACPLUS cold-finished steel bars. The project includes installation of two additional bar turning and polishing lines, one at the plant in Jackson, which was completed in December of 2001 and the other at the Ft. Smith plant, which is scheduled for completion by 2002 year-end. After the project is complete, MACSTEEL will have a total of six value-added MACPLUS lines capable of producing 270,000 tons of cold finished steel bars for its vehicular products markets.

In November 2000, Quanex completed a $4 million capital project at AMSCO, which provides an additional 40,000 square feet of manufacturing space and equipment to expand existing lines and produce new products for its building products markets.

Manufacturing Processes, Markets, and Product Sales by Business Segment

Information with respect to major markets for the Company's products, expressed as a percentage of consolidated net sales, is shown under the heading "Sales by Major Markets" on the following table. Although Quanex has attempted to estimate its sales by product and market categories, many products have multiple end uses for several industries and sales are not recorded on the basis of product or market categories. A portion of sales is made to distributors who sell to different industries. Net sales by principal market are based upon the total dollar volume of customer invoices. For the years ended October 31, 2001 and 2000, no one customer accounted for 10% or more of the Company's sales. For the year ended October 31, 1999, one customer, Autoliv Inc., accounted for 12% of Company's sales.

Sales by Major Markets

			Sales				
			Fiscal Year Ended October 31,				
Markets	Market Description	Quanex Products	2001	2000	1999	1998	1997
			($ Millions)				
Vehicular	Auto/Truck	Steel bars, impact-extruded components, aluminum sheet	$332.1	$408.8	$396.9	$364.1	$332.7
			35.9%	42.4%	47.5%	44.3%	43.3%
	Other Transportation (including ship/ railroad, recreational vehicles and military transportation)	Steel bars, treated tubes and bars, aluminum sheet	$ 35.7	$ 35.6	$ 31.4	$ 33.2	$ 34.2
			3.9%	3.7%	3.8%	4.1%	4.4%
Total Vehicular			$367.8	$444.4	$428.3	$397.3	$366.9
			39.8%	46.1%	51.3%	48.4%	47.7%
Building Products	Residential and Commercial Building Materials, Other	Aluminum sheet, fabricated aluminum products, aluminum coil, coated aluminum coil	$336.6	$326.7	$301.6	$343.7	$335.9
			36.4%	33.9%	36.1%	41.8%	43.7%
Industrial Machinery and Capital Equipment	General Industrial Machinery (including mining, agriculture and construction)	Specialized forgings, impact-extruded products, steel bars	$ 34.6	$ 47.3	$ 39.1	$ 31.2	$ 26.0
			3.7%	4.9%	4.7%	3.8%	3.4%
	Capital Equipment (including material handling, machine tools, and office/ household)	Steel bars, treated bars and tubes, partition products, impact-extruded products	$ 32.9	$ 17.5	$ 13.0	$ 11.0	$ 18.5
			3.6%	1.8%	1.6%	1.3%	2.4%
Total Industrial Machinery and Capital Equipment			$ 67.5	$ 64.8	$ 52.1	$ 42.2	$ 44.5
			7.3%	6.7%	6.3%	5.1%	5.8%
Other			$152.5	$128.6	$ 52.9	$ 38.3	$ 21.4
			16.5%	13.3%	6.3%	4.7%	2.8%
Total Sales			$924.4	$964.5	$834.9	$821.5	$768.7
			100.0%	100.0%	100.0%	100.0%	100.0%

Quanex operates 16 manufacturing facilities in ten states in the United States. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of engineered products and materials for the Company's vehicular products and building products markets. The Company is generally able to maintain minimal levels of finished goods inventories at most locations because it typically manufactures products to customer specifications upon order.

During fiscal 2001, the Company's operations were grouped into four business segments: (1) engineered steel bars, (2) aluminum mill sheet products, (3) engineered products, and (4) Piper Impact. General corporate expenses are classified as "Corporate and Other". During the latter portion of the fiscal year ending October 31, 2001, the Company completed a strategic review of its business, which resulted in a shift of strategy away from primarily a "process" oriented enterprise to a more "market focused" enterprise. The review underscored a high concentration of sales in two market segments — vehicular products and building products. Beginning in fiscal 2002, the Company will report operations in those two market focused segments. For financial information regarding each of Quanex's business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and Note 13 to the Consolidated Financial Statements.

Vehicular Products

The vehicular products segment is comprised of the former engineered steel bar segment (MACSTEEL), Piper Impact and Temroc. The segment includes engineered steel bar operations, impact extrusion operations, steel bar and tube heat-treating services, steel bar and tube corrosion and wear resistant finishing services, and aluminum extrusion and fabricated metal products.

MACSTEEL

The Company's engineered steel bar operations are conducted through its MACSTEEL division, consisting of two plants, one located in Ft. Smith, Arkansas, and the other located in Jackson, Michigan. These plants can manufacture up to 700,000 tons of hot finished, precision engineered, carbon and alloy steel bars. The Company believes that MACSTEEL has the only two plants in North America using continuous rotary centrifugal casting technology. This casting process produces seam-free bars, without surface defects or inclusions, thereby reducing the need for subsequent surface conditioning. The continuous casting and automated in-line manufacturing operations at the MACSTEEL plants substantially reduce labor and energy costs by eliminating the intermittent steps that characterize manufacturing operations at most larger, and particularly integrated steel mills. The Company typically sells only complete heat lots, or batches, which are made to specific customer requirements.

MACSTEEL produces various grades of customized, engineered steel bars by melting steel scrap and casting it in a rotary centrifugal continuous caster. MACSTEEL's molten steel is further processed through secondary refining processes that include argon stirring, ladle injection, and vacuum arc degassing prior to casting. These processes enable MACSTEEL to produce higher quality, "cleaner" steel.

As a result of its state-of-the-art continuous manufacturing technology, which reduces labor, energy and process yield loss, the Company believes that MACSTEEL is one of the lowest cost producers of engineered carbon and alloy steel bars. The Company believes that energy costs at MACSTEEL are significantly lower than those of its competitors because its bars are moved directly from the caster to the rolling mill before cooling, eliminating the need for costly reheating. MACSTEEL's low unit labor costs are achieved with its highly automated manufacturing process, enabling it to produce finished steel bars using less than two man-hours of labor per ton compared with an estimated average of four to five man-hours per ton for U.S. integrated steel producers.

MACSTEEL products are custom manufactured primarily for the vehicular product markets serving the passenger car, light truck, sport utility vehicle (SUV), heavy truck, anti-friction bearing, off-road and farm equipment, and seamless tubular industries. These industries use engineered steel bars in critical applications such as camshafts, crankshafts, transmission gears, wheel spindles and hubs, bearing components, steering components, hydraulic mechanisms and seamless tube production. Also, MACSTEEL engineered steel bars are used for the manufacture of components for safety critical steel air bag inflators at the Company's Piper Impact plant in New Albany, Mississippi.

Also included in the MACSTEEL division are a heat treating plant in Huntington, Indiana ("Heat Treat") and a plant in Kenosha, Wisconsin that improves the wear and corrosion resistance properties of steel bars and tubes ("NitroSteel").

The Heat Treat facility uses custom designed, in-line equipment to provide tube and bar heat-treating and related services, such as quench and temper, stress relieving, normalizing, "cut-to-length", and metallurgical testing. This plant primarily serves customers in the vehicular products and energy markets.

The NitroSteel plant processes steel bars and tubes using the patented Nitrotec treatment to improve corrosion and wear resistance while providing an environmentally friendly, non-toxic alternative to chrome plating. NitroSteel's products are made for specific customer applications and are used for fluid power applications in primarily the vehicular products markets.

Piper Impact

The Piper Impact division of the vehicular products segment includes two impact-extrusion facilities in New Albany, Mississippi, dedicated to aluminum and steel impact-extruded products.

Piper Impact is a manufacturer of custom designed, impact extruded aluminum and steel parts primarily for vehicular and defense applications. Piper Impact's operations use impact extrusion technology to produce highly engineered near-net shaped components from aluminum and steel slugs. The pressure resulting from the impact of the extrusion presses causes metal to flow into the desired shape. This cost efficient, cold forming of the metal results in a high quality, work hardened product with a superior finish. Products may be further processed with heat-treating and precision machining. The parts are then delivered to customers' assembly lines, requiring little or no additional processing. The majority of Piper Impact's sales are to one customer, Autoliv Inc., for use in automotive air bag systems.

Temroc Metals

The Temroc Metals division of the vehicular products segment is located in Hamel, Minnesota. Temroc Metals is an aluminum extruder and fabricator of metal products. The single facility manufactures engineered products that primarily serve the outdoor recreational vehicular products market.

Building Products

The building products segment is comprised of the former aluminum mill sheet products segment (Nichols Aluminum) as well as the divisions comprising the former Engineered Products segment (AMSCO, Homeshield and Imperial), excluding Temroc. The segment includes two aluminum sheet casting and finishing operations and fabricated metal components operations.

Nichols Aluminum

Nichols Aluminum manufactures mill finished and coated aluminum sheet for the building products market and the food packaging market. The division comprises five plants: a thin-slab casting and hot rolling mill ("NAC") located in Davenport, Iowa, three cold rolling and finishing plants located in Davenport, Iowa ("NAD"), Lincolnshire, Illinois ("NAL"), and Decatur, Alabama ("NAA"), and Nichols Aluminum-Golden ("NAG"), an aluminum production facility located in Fort Lupton, Colorado.

NAC's mini-mill uses an in-line casting process that can produce 400 million pounds of reroll (hot-rolled aluminum sheet) annually. The mini-mill converts aluminum scrap to sheet through melting, continuous casting, and in-line hot rolling processes. NAC has shredding and blending capabilities, including two rotary barrel furnaces that broaden its sources of raw material and allow it to melt cheaper grades of scrap. Delacquering equipment improves the quality of the raw material before it reaches the melting furnaces by burning off combustibles in the scrap. Scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition. The molten metal flows into a Hazelett thin-slab caster, which casts an aluminum slab up to 52-inches wide and .75 inches thick. The slab is fed directly to a hot mill where three in-line rolling stands reduce the slab to gauges as thin as .045 inches. This hot rolling process substantially reduces subsequent cold rolling requirements. NAC also has an efficient, in-house dross recovery system to improve raw material yields.

The Company believes the combination of base capacity increases and technological enhancements directed at producing higher quality reroll results in a significant manufacturing advantage with savings derived from reduced raw material costs, optimized scrap utilization, reduced unit energy cost, reduced cold rolling requirements and lower labor costs.

Further processing of the reroll occurs at NAD, NAL or NAA, where customers' specific product requirements can be met through cold rolling to various gauges, annealing for additional mechanical and formability properties, tension leveling to improve the flatness of the sheet, and slitting to specific widths. Products at the NAD and NAA plants can also be custom painted, an important value-added feature for the applications of certain customers in the building products market.

Operations at NAG include melting and casting aluminum into sheet, cold rolling to specific gauge, annealing, leveling, custom coating and slitting to width. NAG manufactures high quality aluminum sheet from scrap, then manufactures the sheet into engineered applications primarily for the food packaging markets.

Engineered Products

AMSCO in Rice Lake, Wisconsin, Homeshield ("HFP"), with 2 plants in Chatsworth, Illinois, and Imperial ("IFP") in Richmond, Indiana produce various engineered products for the building products markets. These products include aluminum window and patio door screens, window frames, residential exterior door products, and a broad line of custom designed, roll formed products and stamped shapes for manufacturers of premium wood windows and vinyl windows for the home improvement, residential, and commercial construction markets. AMSCO combines strong product design and development expertise with reliable, just-in-time delivery. HFP also coats and/or paints aluminum sheet in many colors, sizes, and finishes, and it fabricates aluminum coil into rain carrying systems, soffit, exterior housing trim and roofing products. IFP produces sophisticated residential exterior door thresholds, astragals, patio door systems and other miscellaneous door components.

Raw Materials and Supplies

The Company's MACSTEEL plants purchase on the open market their principal raw material, steel scrap or substitutes such as pig iron, beach iron and hot briquetted iron. Collection and transportation of these raw materials to the Company's plants can be adversely affected by extreme weather conditions. Prices for scrap also vary in relation to the general business cycle, typically declining in periods of slow economic activity.

Temroc's raw material consists primarily of aluminum billet, which it purchases from several suppliers on the open market.

Piper Impact's raw material consists of aluminum bars and slugs that it purchases on the open market, and steel bars that it purchases from MACSTEEL.

Nichols Aluminum's principal raw material is aluminum scrap purchased on the open market, which can also be adversely affected by extreme weather conditions. Nichols purchases and sells aluminum ingot futures contracts on the London Metal Exchange to hedge against fluctuations in the price of aluminum scrap required to manufacture products for fixed-price sales contracts.

AMSCO and HFP's primary raw material is coated and uncoated aluminum sheet purchased primarily from Nichols Aluminum. Raw materials utilized at IFP include aluminum, wood and vinyl that are available from a number of suppliers. Prices for aluminum are typically set on a monthly basis based upon market rates. In addition, IFP purchases two types of wood materials — hardwood and softwood, which it purchases at market prices.

Backlog

At October 31, 2001, Quanex's backlog of orders to be shipped in the next twelve months was approximately $185 million. This compares to approximately $158 million at October 31, 2000. Because many of the markets in which Quanex operates have short lead times, the Company does not believe that backlog figures are reliable indicators of annual sales volume or operating results.

Competition

The Company's products are sold under highly competitive conditions. Quanex competes with a number of companies, some of which have greater financial and other resources. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The amounts of engineered steel bars, aluminum mill sheet products, engineered products and impact extruded products manufactured by the Company generally represent a small percentage of annual domestic production.

The Company's engineered steel bar group (MACSTEEL) competes primarily with one large integrated steel producer and two large non-integrated steel producers. Although these producers may be larger and have greater resources than the Company, Quanex believes that the technology used at MACSTEEL facilities permits it to compete effectively in the markets it serves.

The Company's aluminum mill sheet group (Nichols Aluminum) competes with many small and large aluminum sheet manufacturers. Some of these competitors are divisions or subsidiaries of major corporations with substantially greater resources than the Company. The Company also competes with major aluminum producers in coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of its services, and price.

The Company's engineered products group (AMSCO, Homeshield, Imperial, and Temroc) competes with many small metal fabricators and aluminum extrusion facilities, primarily on the basis of custom engineering, quality, service, and price.

Piper Impact competes with several other impact extrusion companies, and companies that offer other technologies that can provide similar products, on the basis of design, quality, price and service.

Sales and Distribution

The Company has sales organizations with sales representatives in many parts of the U.S. MACSTEEL sells engineered steel bars primarily to tier one suppliers through its sales organization and manufacturers' representatives. Nichols Aluminum products are sold directly to original equipment manufacturers ("OEMs") and through metal service centers. The engineered products group's products are sold primarily to OEMs, except for some residential building products, which are also sold through distributors. Piper Impact sells directly to OEMs.

Seasonal Nature of Business

Nichols Aluminum and the Company's engineered products businesses are seasonal. The primary markets of these businesses are in the Northeast and Midwest regions of the United States, where winter weather reduces homebuilding and home improvement activity. Historically in these businesses, lowest sales have occurred during the Company's first fiscal quarter. Profits for the operations in these businesses tend to be lower in quarters with lower sales because a high percentage of their manufacturing overhead and operating expense is due to labor and other costs that are generally fixed throughout the year. The other businesses in which the Company competes are generally not seasonal. However, due to the holidays in the Company's first fiscal quarter and steel plant shutdowns for vacations and maintenance in the Company's third fiscal quarter, sales have historically been lower in those periods. As a result of these trends, combined with the effects of seasonality, the Company generally expects that, absent unusual activity or changes in economic conditions, its lowest sales will occur in the first fiscal quarter.

Service Marks, Trademarks, Trade Names, and Patents

The Company's Quanex, Quanex design, Seam-Free design, NitroSteel, MACGOLD, MACSTEEL, MACSTEEL design, MAC+, Ultra-Bar, Homeshield, Homeshield design, and "The Best Alloy & Specialty Bars" marks are registered trademarks or service marks. The Company's Piper Impact name is used as a service mark, but is not yet registered in the United States. The trade name Nichols-Homeshield and the Homeshield design trademarks are used in connection with the sale of the Company's aluminum mill sheet products and residential building products. The Homeshield, Piper Impact, MACSTEEL and Quanex word and design marks and associated trade names are considered valuable in the conduct of the Company's business. The businesses conducted by the Company generally do not depend upon patent protection. Although the Company holds numerous patents, in many cases, the proprietary technology that the Company has developed for using the patents is more important than the patents themselves.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to custom engineering and qualifying the Company's products for specific customer applications.

Environmental Matters

As a manufacturer of specialized metal products, Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. Quanex is required to make capital and other expenditures on an ongoing basis in order to satisfy such requirements. The cost of environmental matters has not had a material adverse effect on Quanex's operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on Quanex's operations or financial condition.

Under applicable state and federal laws, the Company may be responsible for, among other things, all or part of the costs required to remove or remediate wastes or hazardous substances at locations Quanex has owned or operated at any time. The Company is currently participating in environmental assessments or remediation at a number of those locations.

From time to time, Quanex also has been alleged to be liable for all or part of the costs incurred to clean up third-party sites where it is alleged to have arranged for disposal of hazardous substances. The Company's allocable share of liability at those sites, taking into account the likelihood that other parties will pay their shares, has not been material to its operations or financial condition.

Total remediation reserves, at October 31, 2001, for Quanex's current plants, former operating locations, and disposal facilities were approximately $18 million. Of that, approximately 80% is allocated to the cleanup of historical soil and groundwater contamination and other corrective measures at a plant operated by the Company's Piper Impact division in New Albany, Mississippi. Depending upon such factors as the nature and extent of contamination, the cleanup technologies employed, and regulatory concurrences, final remediation costs may be more or less than amounts accrued; however, management believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities.

Environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, Quanex may be required to incur additional capital and other expenditures sometime in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. Based upon its analysis and experience to date, Quanex does not believe that its compliance with Clean Air Act requirements will have a material effect on its operations or financial condition. The Company plans to have capital expenditures in fiscal 2002 for equipment upgrades in order to comply with secondary aluminum production emissions standards at two of its Nichols Aluminum facilities.

Quanex incurred approximately $3 million and $5 million during fiscal 2001 and 2000, respectively, in expenses in order to comply with existing or proposed environmental regulations. The Company estimates expenses at various of its facilities during fiscal 2002 will be approximately $5 million for continuing compliance with environmental regulations. Capital expenditures for these environmental regulations during fiscal 2001 and 2000 were immaterial. Capital expenditures for fiscal 2002 are expected to be approximately $5 million including upgrades related to secondary aluminum production emissions standards at two of its Nichols Aluminum facilities. Future expenditures relating to environmental matters will necessarily depend upon the application to Quanex and its facilities of future regulations and government decisions. Quanex will continue to have expenditures in connection with environmental matters beyond 2002, but it is not possible at this time to reasonably estimate the amount of these expenditures.

Employees

At October 31, 2001, the Company employed 3,321 persons. Of the total employed, 32% were covered by collective bargaining agreements. In November 2001, a five-year agreement was ratified by the United Steel Workers representing 95 employees at Nichols Aluminum Alabama. Temroc's collective bargaining agreement expires January 31, 2002 and negotiations will begin mid-January.

Financial Information About Foreign and Domestic Operations

For financial information on the Company's foreign and domestic operations, see Note 13 of the Financial Statements contained in this Annual Report on Form 10-K.

Item 2. *Properties*

The following table lists Quanex's principal plants together with their locations, general character and the industry segment which uses the facility. Each of the facilities identified as being owned by the Company is free of any material encumbrance.

Location	Plant	Square Footage
Owned:	Engineered Steel Bars	
Fort Smith, Arkansas	MACSTEEL	614,000
Jackson, Michigan	MACSTEEL	386,000
Huntington, Indiana	Heat Treating	96,000
Kenosha, Wisconsin	NitroSteel	35,000
Owned:	Aluminum Mill Sheet Products	
Lincolnshire, Illinois	Nichols Aluminum	142,000
Davenport, Iowa	Nichols Aluminum	236,000
Davenport, Iowa	Nichols Aluminum Casting	245,000
Fort Lupton, Colorado	Nichols Aluminum Golden	238,000
Leased (4 leases expiring 2003, 2004, 2005 and 2018):		
Decatur, Alabama	Nichols Aluminum Alabama	410,000
Owned:	Engineered Products	
Rice Lake, Wisconsin	AMSCO	336,000
Chatsworth, Illinois	Homeshield Fabricated Products (two plants)	218,000
Richmond, Indiana	Imperial Fabricated Products	92,000
Hamel, Minnesota	Temroc	140,000
Owned:	Piper Impact	
New Albany, Mississippi	Piper Impact (two plants)	683,000
Leased (expires 2010):	Executive Offices	
Houston, Texas	Quanex Corporation	21,000

Item 3. *Legal Proceedings*

Other than the proceedings described under Item 1, "Environmental Matters", there are no material legal proceedings to which Quanex, its subsidiaries, or their property is subject.

Item 4. *Submission of Matters to Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Quanex's common stock, $.50 par value, is traded on the New York Stock Exchange, under the ticker symbol: NX. Quarterly stock price information and annual dividend information for the common stock is as follows:

Quarterly Common Stock Dividends

Quarter Ended	2001	2000	1999	1998	1997
January	.16	.16	.16	.16	.15
April	.16	.16	.16	.16	.15
July	.16	.16	.16	.16	.15
October	.16	.16	.16	.16	.16
TOTAL	.64	.64	.64	.64	.61

Quarterly Common Stock Sales Price

(High & Low) Quarter Ended	2001	2000	1999	1998	1997
January	21	26.5625	23.875	30.4375	29.125
	16.375	19.0625	16.8125	27.0625	24.25
April	21.15	23.6875	26.25	33.8125	27.875
	17.35	16.125	15.375	28.50	23.375
July	27.55	18.625	29	32.1875	34.125
	20.70	14.375	25.125	27.25	25.125
October	27.48	20.6875	27.375	27.875	36.50
	20.75	17.0625	20.125	15.625	26.25

The terms of Quanex's revolving credit arrangements with certain banks limit the total amount of common and preferred stock dividends and other distributions on such stock. Under the most restrictive test under such credit facilities, the total common stock dividends the Company may declare and pay is limited to $21 million, plus 50% of consolidated net income earned after October 31, 1989, adjusted for other factors as set forth in the credit agreement. As of October 31, 2001, the aggregate amount available for dividends and other restricted payments under its credit facilities was approximately $26 million.

There were 5,538 holders of Quanex common stock on record as of December 31, 2001.

Item 6. *Selected Financial Data*

Glossary of Terms

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Capital expenditures: Additions to property, plant and equipment.

Book value per common share: Stockholders' equity less the stated value of preferred stock divided by the number of common shares outstanding.

Asset turnover: Net sales divided by average total assets.

Current ratio: Current assets divided by current liabilities.

Return on investment: The sum of net income and the after-tax effect of interest expense less capitalized interest divided by the sum of the averages for long-term debt and stockholders' equity.

Return on common stockholders' equity: Net income attributable to common stockholders divided by average common stockholders' equity.

Item 6. *Selected Financial Data*

Financial Summary 1996 — 2001

	Fiscal Years Ended October 31,					
	2001	2000	1999	1998	1997	1996
	($ Thousands, except per share data)					
Revenues and Earnings						
Net sales(1),(8)	924,353	964,518	834,902	821,507	768,743	640,121
Cost of sales including operating depreciation and amortization	809,027	841,047	706,607	707,971	666,691	546,938
Gross profit	115,326	123,471	128,295	113,536	102,052	93,183
Piper Impact Asset Impairment Charge	—	56,300(2)	—	58,500(2)	—	—
Loss on sale of Piper Impact Europe	—	14,280(3)	—	—	—	—
Other depreciation and amortization	3,808	3,308	3,434	5,059	3,669	1,791
Selling, general and administrative expenses	54,202	53,545	53,104	47,713	43,375	44,959
Operating income (loss)	57,316	(3,962)	71,757	2,264	55,008	46,433
Percent of net sales(8)	6.2	(0.4)	8.6	0.3	7.2	7.3
Other income — net	2,623	1,870	1,383	2,278	1,637	4,544
Interest expense — net	14,889	13,314	12,791	10,506	14,002	11,360
Income (loss) before income taxes, extraordinary items, cumulative effect of accounting change, and income from discontinued operations	45,050	(15,406)	60,349	(5,964)	42,643	39,617
Income taxes (credit)	16,228	(5,383)	21,048	(2,087)	14,925	16,639
Income (loss) from continuing operations	28,822	(10,023)	39,301	(3,877)	27,718	22,978
Income from discontinued operations	—	—	—	—	5,176	9,912
Gain on sale of discontinued operations	—	—	—	13,046	36,290	—
Extraordinary items — early extinguishment of debt, net of taxes	372	358	415	—	—	(2,522)
Net income (loss)	29,194	(9,665)	39,716	9,169	69,184	30,368
Percent of net sales(8)	3.2	(1.0)(7)	4.8	1.1(6)	9.0(5)	4.7
Per Share Data						
Basic Earnings per share:						
Income (loss) from continuing operations	2.15	(0.73)	2.76	(0.27)	2.01	1.70
Income from discontinued operations	—	—	—	—	0.37	0.73
Gain on sale of discontinued operations	—	—	—	0.92	2.63	—
Extraordinary items and cumulative effect of accounting change	0.03	0.03	0.03	—	—	(0.19)
Net earnings (loss)	2.18	(0.70)(7)	2.79	0.65(6)	5.01	2.24
Cash dividends declared	0.64	0.64	0.64	0.64	0.61	0.60
Book value	20.88	19.90	21.24	19.19	19.13	14.50
Average shares outstanding (000)	13,399	13,727	14,234	14,149	13,807	13,524
Market closing price range						
High	27.38	26.56	28.94	33.50	36.50	28.63
Low	17.00	14.38	15.50	16	23.38	18.38

	Fiscal Years Ended October 31,					
	2001	2000	1999	1998	1997	1996
	($ Thousands, except per share data)					
Financial Position — Year End						
Working capital	102,288	104,944	76,247	62,979	52,818	88,238
Property, plant and equipment — net	357,635	338,248	406,841	395,054	379,071	319,165
Other assets	103,118	71,665	71,218	69,422	119,738	117,142
Total assets	697,631	645,859	690,446	674,288	685,705	638,948
Noncurrent deferred income taxes	29,282	27,620	43,910	33,412	48,111	40,454
Long-term debt	219,608	191,657	179,121	188,302	201,858	253,513
Stockholders' equity	279,977	266,497	301,061	272,044	268,823	197,009
Total capitalization	499,585	458,154	480,182	460,346	470,681	450,522
Long-term debt percent of capitalization	44.0	41.8	37.3	40.9	42.9	56.3
Other Data						
Asset turnover(8)	1.4	1.4	1.2	1.2	1.2	1.2
Current ratio	1.8 to 1	1.8 to 1	1.6 to 1	1.4 to 1	1.4 to 1	1.8 to 1
Return on average investment — percent	8.1	(0.2)(7)	10.0	3.4(6)	16.7(5)	9.8
Return on average common equity — percent	10.7	(3.4)(7)	13.9	3.4(6)	29.7(5)	16.4
Working capital provided by operations(4)	73,858	90,441	94,905	82,830	73,321	60,378
Depreciation and amortization	43,910	48,445	45,883	42,400	37,865	36,499
Capital expenditures	55,640	42,355	60,934	60,936	69,146	34,737
Backlog for shipment in next 12 months	185,000	157,830	164,128	183,847	225,498	123,382
Number of stockholders	5,313	5,697	5,113	5,720	5,488	3,425
Average number of employees	3,340	3,361	3,393	3,261	2,994	1,950
Sales per employee(8)	277	287	246	252	257	328

Note: Several acquisitions and divestitures have been made in past years. See Notes 2 and 3 to the financial statements for a description of these transactions.

(1) Excludes sales from discontinued operations for the years 1997 and 1996, respectively of $187,123 and $275,641.

(2) During fiscal 2000 and 1998, Piper Impact recorded a $56.3 million and $58.5 million, respectively, asset impairment charge as described by Statement of Financial Accounting Standards No. 121. See Footnote 4 to the financial statements for further information.

(3) See Note 3 to the financial statements for further information regarding the loss on the sale of Piper Impact Europe.

(4) Working capital provided by operations is a supplemental financial measurement used in the company's business and should not be construed as an alternative to operating income or cash provided by operating activities since it excludes the effects of changes in working capital. Working capital from operations is calculated as income from continuing operations, net of taxes, adjusted for non-cash and nonrecurring items.

(5) Includes gain on sale of discontinued operations.

(6) Includes effect of Piper Impact's asset impairment charge ($58.5 million in FY 1998) and gain on sale of discontinued operations ($13 million in FY 1998).

(7) Includes effect of Piper Impact's asset impairment charge ($56.3 million in FY 2000) and the loss on sale of Piper Impact Europe ($14.3 million in FY 2000).

(8) Beginning in fiscal 2001, freight costs are no longer netted against sales, they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements of the Company and the accompanying notes.

Private Securities Litigation Reform Act

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" are "forward-looking" statements as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to volume, sales, operating income and earnings per share, and statements expressing general optimism about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause the Company's actual results to differ materially from the expected results described in or underlying our Company's forward-looking statements. Such factors include domestic and international economic activity, prevailing prices of steel and aluminum scrap and other raw material costs, energy costs, interest rates, construction delays, market conditions for the Company's customers, any material changes in purchases by the Company's principal customers, environmental regulations, changes in estimates of costs for known environmental remediation projects and situations, world-wide political stability and economic growth, the Company's successful implementation of its internal operating plans, performance issues with key customers, suppliers and subcontractors, and regulatory changes and legal proceedings. Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

Results of Operations

Overview

Summary Information as % of Sales

	Fiscal Year Ended October 31,					
	2001		2000		1999	
	Dollar Amount	% of Sales	Dollar Amount	% of Sales	Dollar Amount	% of Sales
	(Dollars in millions)					
Net Sales	$924.3	100%	$964.5	100%	$834.9	100%
Cost of Sales	769.3	83	796.4	83	664.7	80
Selling, general and admin	54.2	6	53.5	5	53.1	6
Depreciation and amortization	43.5	5	47.9	5	45.3	5
Piper Impact Impairment Charge	—	—	56.3	6	—	—
Loss on sale of Piper Impact Europe	—	—	14.3	1	—	—
Operating Income (Loss)	57.3	6%	(3.9)	0%	71.8	9%
Interest Expense	(16.6)	(1)	(15.3)	(2)	(14.4)	(2)
Capitalized Interest	1.7	0	1.9	0	1.6	0
Other, net	2.6	0	1.9	0	1.4	0
Income tax benefit (expense)	(16.2)	(2)	5.4	1	(21.1)	(2)
Income (Loss) before extraordinary gain	$ 28.8	3%	$(10.0)	(1)%	$ 39.3	5%

Despite a slow business environment, Quanex achieved relatively strong earnings for the fiscal year ended October 31, 2001. The Company was able to achieve sequentially better earnings quarter-to-quarter during the year. A focus on reducing conversion and overhead costs, coupled with the introduction of new products, were the three key drivers, which helped the Company achieve these results.

Acquisitions/Divestitures Since October 31, 1998

In January 2000, the Company purchased from Alcoa, Inc. the Golden Aluminum production facility based in Fort Lupton, Colorado. Quanex acquired the assets of the facility for $9 million plus working capital valued at approximately $13 million. The newly acquired facility became part of Quanex's flat-rolled aluminum sheet business — Nichols Aluminum (the aluminum mill sheet products segment). It was renamed Nichols Aluminum — Golden, Inc., ("Nichols Aluminum — Golden"), a wholly owned subsidiary of Quanex.

Operations at Nichols Aluminum-Golden include melting and casting aluminum into sheet made from a blend of primary P1020 ingot and selected grades of scrap metal, cold rolling it to specific gauge, annealing, leveling, custom coating and slitting to width. Nichols Aluminum-Golden can produce more than 50 million pounds annually of high quality metal for engineered applications in niche markets, such as end and tab stock for food and beverage packaging, metal components for computer disks, and home accessory products.

In April 2000, the Company acquired the stock of Imperial Products, Inc., a leading manufacturer of value-added exterior door components based in Richmond, Indiana, for approximately $15 million. Imperial Products, Inc., now doing business as Imperial Fabricated Products ("Imperial"), operates as a wholly owned subsidiary of Quanex. This acquisition expands the specialized design and manufacturing operations of Quanex's Engineered Products Group.

In July 2000, the Company sold Piper Impact Europe, an impact-extrusion facility based in The Netherlands, to the plant's existing management group for a nominal amount. The transaction was structured as a sale of stock. As a result of this transaction, the Company recorded a pretax charge of $14.3 million for the fiscal third quarter ending July 31, 2000. In connection with the sale, the Company's range forward foreign currency agreement with a notional amount of 30 million Guilders was closed. This agreement was entered into to protect the Company's investment in Piper Impact Europe from foreign currency fluctuations. The settlement of this agreement resulted in a gain, which was offset against the charge on the sale of Piper Impact Europe.

On November 30, 2000, the Company completed the purchase of all of the Capital stock of Temroc Metals, Inc., a Minnesota corporation for approximately $22 million in cash. Temroc, as a surviving corporation, became a wholly owned subsidiary of the Company. Temroc has production facilities in Hamel, Minnesota, where it manufactures customized aluminum extrusions and fabricated metal products for recreational vehicles, architectural products, electronics and other markets. Temroc has become part of the Company's Engineered Products Group and will continue to operate as a manufacturer of aluminum extrusions and fabricated metal products.

Business Segments

Business segments are reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131. SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

During fiscal 2001, the Company's operations were grouped into four business segments: (1) engineered steel bars, (2) aluminum mill sheet products, (3) engineered products, and (4) Piper Impact. General corporate expenses are classified as "Corporate and Other". During the latter portion of the fiscal year ending October 31, 2001, the Company completed a strategic review of its business, which resulted in a shift of strategy away from primarily a "process" oriented enterprise to a more "market focused" enterprise. The review underscored a high concentration of sales in two market segments — vehicular products and building products. Beginning in fiscal 2002, the Company will report operations in those two market focused segments. For financial information regarding each of Quanex's business segments as well as a presentation under the new segments, see Note 13 to the Consolidated Financial Statements.

The Company's engineered steel bar segment consists of manufacturing engineered steel bars, steel bar and tube heat treating services and steel bar and tube wear and corrosion resistant finishing services. The aluminum mill sheet segment manufactures mill finished and coated aluminum sheet. The engineered products segment manufactures aluminum window and patio door screens, window frames, exterior door components and other roll formed products and stamped shapes. The Piper Impact segment manufactures impact-extruded aluminum and steel parts.

The following table sets forth selected operating data for the Company's four business segments:

	Years Ended October 31,		
	2001	2000	1999
		(In thousands)	
Engineered Steel Bars:			
Net sales	$336,318	$360,437	$311,342
Operating income	41,955	57,702	60,446
Depreciation and amortization	21,017	18,775	16,293
Identifiable assets	$291,220	$267,476	$241,783
Aluminum Mill Sheet Products:(1)			
Net sales	$380,068	$415,777	$320,283
Operating income	5,934	21,529	15,306
Depreciation and amortization	13,193	12,965	12,334
Identifiable assets	$207,104	$227,365	$200,733
Engineered Products:(2)			
Net sales	$146,487	$106,865	$ 94,476
Operating income	19,983	14,301	13,006
Depreciation and amortization	5,070	3,443	3,349
Identifiable assets	$ 88,424	$ 65,527	$ 46,977
Piper Impact:(3)			
Net sales	$ 85,514	$106,416	$135,201
Operating income (loss)	3,256	(82,470)	(853)
Depreciation and amortization	3,686	12,362	12,836
Identifiable assets	$ 47,490	$ 54,518	$162,176

(1) Fiscal 2000 results include Nichols Aluminum-Golden operations since the acquisition date of January 25, 2000. See Note 2 to the consolidated financial statements.

(2) Results include Imperial operations, acquired April 2000, and Temroc operations, acquired November 2000. See Note 2 to the consolidated financial statements.

(3) Fiscal 2000 results include the one-time $14.3 million loss on the sale of Piper Impact Europe and $56.3 million asset impairment charge relating to Piper Impact facilities in New Albany, Mississippi. See Note 3 and 4 to the consolidated financial statements.

The engineered steel bar business, MACSTEEL, had a surprisingly strong fourth quarter finish to the year. Overall results for the year were excellent given the difficult steel market environment. MACSTEEL's sales for the year are off about 7% from the prior year, but the group gained market share within its vehicular products market. MACSTEEL continues to be rated number one in customer service and quality in the engineered bar market and remains the supplier of choice for bar products. One of MACSTEEL's strengths is its ability to adjust to a changing marketplace. When business activity softens in its core market, as it did this year, MACSTEEL is able to shift into secondary markets such as energy and defense. While these markets and products typically don't have as good of a mix as traditional markets, these sales help improve overall results in difficult times. For fiscal 2001, MACSTEEL maintained strict control over its costs and the group benefited from favorable scrap pricing.

The aluminum mill sheet products business, Nichols Aluminum, operated profitably in a very difficult business environment. The group not only reported its highest operating income for the year in the fourth quarter, it also improved financial results sequentially throughout the year. Estimates from the Aluminum Association indicate that flat roll demand in our markets was down some 22% year over year, while at Nichols, output was off about 10% for the same period. Superior customer service along with excellent, consistent quality made the difference with customers.

The engineered products business set all-time records in net sales, cash from operations and operating income. While somewhat softer than this time last year, attractive interest rates continue to draw buyers into the housing market, and remodeling spending has held up well. The combination of improved productivity, profitable acquisitions (Imperial and Temroc), cost control and new product development all contributed to an outstanding performance for fiscal 2001.

Piper Impact reported four consecutive quarters of profitability in fiscal 2001 and demonstrated a substantial turnaround since 2000 for this business. More work and improvement are needed at Piper, but they are making progress. Focus remains on leaning-out manufacturing processes, fixed cost reductions and new product development. As business activity continues to shift away from traditional air bag components to other vehicular product offerings, Piper has the management team to make this transition successful. It will not happen overnight, but the Company is confident they have the people, assets and processes in place to make a successful transition and improve results.

Outlook

Given the current uncertainty in the economy, it remains difficult to predict the demand level for the Company's two core markets, vehicular products and building products, in fiscal 2002.

The Company believes that the North American automotive build rate for fiscal 2002 will be in a range of 15 to 15.5 million units, certainly a bit slower than 2001, but still a good level. This build rate assumes some recovery will take place in the first half of 2002. Given this set of assumptions, taking into account new programs and the benefit of increased "in house" value added capacity at MACSTEEL, (a result of the Phase VI expansion at Michigan) as well as the lean manufacturing and continuing cost reduction programs at Piper, the Company's management is upbeat about fiscal 2002 and expects the vehicular segment's results to exceed fiscal 2001.

Demand during 2002 in the Company's building products market is anticipated to remain stable considering that projections for new home construction and residential remodeling activities remain at levels similar to 2001. Nichols Aluminum, however, continues to face a very difficult market environment as the aluminum market's capacity exceeds demand. Looking to the first half of 2002, the extreme pricing pressures and the resulting narrow spreads together with lower seasonal demand will continue to challenge them. The engineered products division, with its focus on increasing market share and reducing costs, anticipates improved results.

The Company's fiscal first quarter (November, December and January) is historically its least profitable of the year as there are fewer production days, the Company's vehicular and building products customers take holiday shutdowns and customers manage year-end inventories closely. First quarter 2002 earnings per share are expected to be near this year's $0.27. For the year, we expect to again show sequentially improving quarterly results.

2001 Compared to 2000

Net sales — Consolidated net sales for fiscal 2001 were $924.4 million, representing a decrease of $40.2 million, or 4%, when compared to fiscal 2000. All operating segments, with the exception of the engineered products group experienced decreased net sales.

Net sales from the Company's engineered steel bar business for fiscal 2001 were $336.3 million, representing a decrease of $24.1 million, or 7%, when compared to fiscal 2000. This decrease was principally due to lower volume resulting from weaker markets in the transportation and capital goods industries as well as lower sales prices. The business continued to experience pricing pressures; however, due to the increased proportion of MACPLUS volume, a value added product, the impact on overall average sales price was lessened.

Net sales for fiscal 2001 from the Company's aluminum mill sheet products business decreased by $35.7 million, or 9%, to $380.1 million when compared to fiscal 2000. Fiscal 2001 included a full year of Nichols Aluminum Golden, which was acquired January 25, 2000. The decrease in net sales was due to lower volume as well as lower sales prices. Volume was affected by more severe winter weather during the first fiscal quarter than was experienced in the prior year, as well as a general economic slowdown. These factors negatively affected the building and construction and truck-trailer markets that Nichols Aluminum serves. Sales prices were also negatively impacted by the extremely competitive pricing environment, and the fact that other mills were aggressively seeking available business during the economic slowdown.

Net sales from the Company's engineered products business for fiscal 2001 were $146.5 million, representing an increase of $39.6 million, or 37%, from last year. The increase was largely due to the acquisition of Imperial in

April of 2000 and Temroc, acquired November 2000. Additionally, the group's net sales improved at the other facilities, benefiting from the capital expansion project at AMSCO, which was completed in November 2000, and new product development initiatives.

Net sales for fiscal 2001 for the Company's Piper Impact business declined by $20.9 million, or 20%, to $85.5 million when compared to fiscal 2000. Net sales for the period ending October 31, 2000 included sales from Piper Impact Europe which was sold in July of 2000. Comparable net sales of Piper's operations, excluding Piper Europe, decreased 3% over the same prior year periods. These results were impacted by declining aluminum air bag product sales and competitive pricing pressures.

Operating income — Consolidated operating income for fiscal 2001 was $57.3 million, compared to $66.6 million in 2000, excluding the $14.3 million loss on the sale of Piper Impact Europe and the $56.3 million asset impairment charge. This represents a decrease of $9.3 million, or 14%. During fiscal 2001, the engineered steel bar business and the aluminum mill sheet products business had decreased operating income while the engineered products and Piper Impact businesses had higher operating income.

Operating income from the Company's engineered steel bar business was $42.0 million for fiscal 2001, representing a decrease of $15.7 million, or 27%, when compared to fiscal 2000. The decrease was due largely to lower net sales resulting from the sluggish demand in the transportation and capital goods markets as well as competitive pricing pressures. Lower material scrap prices helped offset some of the impact of reduced volume and lower selling price. The business experienced increased utility costs as energy prices rose and recognized higher depreciation expense with the completion of capital projects.

Operating income for fiscal 2001 from the Company's aluminum mill sheet products business was $5.9 million, representing a decrease of $15.6 million, or 72%, from last year. This decrease was largely due to significantly lower net sales, lower spreads and higher energy costs.

Operating income from the Company's engineered products business was $20.0 million for fiscal 2001, representing an increase of $5.7 million, or 40%, from last year. This increase was due in part to the acquisition of Imperial, acquired in April of 2000 and Temroc, acquired in November of 2000. Additionally, operating income increased at the other facilities as a result of new product development and higher net sales along with cost control and improved productivity.

Operating income from the Company's Piper Impact business for fiscal 2001 was $3.3 million, compared to an operating loss of $11.9 million, excluding the one-time loss on the sale of Piper Impact Europe of $14.3 million and the $56.3 million asset impairment charge in the prior year. The fiscal 2000 operating loss also included operating losses from Piper Europe before its sale in July 2000. Comparative operating income excluding Piper Europe, improved $12.7 million from the prior year's results, despite a decline in net sales. This improvement is a result of lower costs realized from cellular manufacturing and cost cutting efforts as well as a $6.3 million reduction of depreciation expense. Depreciation expense decreased due to the asset impairment charge recorded in the fourth quarter of fiscal 2000.

In addition to the four operating segments mentioned above, operating expenses for corporate and other for fiscal 2001 were $13.8 million, representing a decrease of $1.2 million from the $15.0 million recorded in fiscal 2000. Included in corporate and other are the corporate office expenses, impact of inventory accounting using LIFO method and inter-segment eliminations. See Notes 8 and 13 to the financial statements regarding LIFO valuation method of inventory accounting.

Selling, general and administrative expenses — Selling, general and administrative expenses increased by $657 thousand, or 1%, in fiscal 2001 as compared to last year. This increase largely resulted from the following items: 1) acquisitions of Imperial in April 2000 and Temroc in November 2000 2) write-down of assets held for disposition to estimated realizable value in the corporate and other segment and 3) severance costs. These increases were partially offset, however, by 1) reduced expenses due to the sale of Piper Europe in July 2000, and 2) cost cutting initiatives throughout the Company.

Depreciation and amortization — Depreciation and amortization decreased by $4.4 million, or 9%, in fiscal 2001 as compared to last year. The engineered steel bar, aluminum mill sheet products and engineered products segments' depreciation expense all increased as compared to last year due to the completion of capital projects as well as recent acquisitions. Piper Impact's depreciation and amortization decreased substantially from the prior year due to the sale of Piper Europe in July of 2000, as well as the reduced asset base, which resulted from the asset impairment charge recorded in the fourth quarter of fiscal 2000.

Interest expense — Interest expense increased by $1.3 million, or 9%, in fiscal 2001 as compared to the prior year. The increase was primarily due to 1) higher outstanding debt balances during fiscal 2001 (resulting largely from the Temroc acquisition) and 2) the ineffective portion of the loss on certain interest rate swap derivatives recognized during that period. (See Note 11 and 17 to the financial statements.)

Capitalized interest — Capitalized interest decreased by $275 thousand in fiscal 2001 as compared to fiscal 2000 primarily due to the completion of the Phase V capital project at MACSTEEL in December of 2000.

Other, net — "Other, net" increased by $753 thousand in fiscal 2001 as compared to last year primarily as a result of increased investment income.

Income before extraordinary gain — The Company earned income before extraordinary gain of $28.8 million in fiscal 2001 compared to $35.9 million in the prior year, excluding the $9.3 million (net of tax) loss on the sale of Piper Impact Europe and the $36.6 million (net of tax) asset impairment charge. This represents a decrease of $7.0 million, or 20%, when compared to fiscal 2000. The decrease was largely due to lower operating income and increased interest expense. Additionally, the Company's effective income tax rate was 36% for fiscal 2001 compared to 35% in fiscal 2000.

Net income/loss — Fiscal 2001 net income was $29.2 million, compared to a net loss of $9.7 million for fiscal 2000. Included in the net loss for fiscal 2000 was a $9.3 million (after-tax) loss on the sale of Piper Impact Europe and a $36.6 million (after-tax) impairment charge associated with Piper Impact. Additionally, fiscal 2001 net loss included a $372 thousand extraordinary gain on the early extinguishment of debt. Included in net income for fiscal 2000 was a $358 thousand extraordinary gain on early extinguishment of debt.

2000 Compared to 1999

Net sales — Consolidated net sales for fiscal 2000 were $964.5 million, representing an increase of $129.6 million, or 16%, when compared to fiscal 1999. This increase reflects higher net sales at all of the business segments except Piper Impact. The acquisitions of Nichols Aluminum-Golden in January of 2000 and Imperial in April of 2000 contributed to this increase.

Net sales from the Company's engineered steel bar business for fiscal 2000, were $360.4 million, representing an increase of $49.1 million, or 16%, when compared to fiscal 1999. This increase was principally due to increased sales volumes as a result of strong primary transportation markets.

Net sales for fiscal 2000 from the Company's aluminum mill sheet products business increased by $95.5 million, or 30%, to $415.8 million when compared to fiscal 1999. This increase was due to increased volume from the seasonally strong construction market, increased selling prices resulting from sales of more value-added painted product and the acquisition of Nichols Aluminum-Golden in January 2000.

Net sales from the Company's engineered products business for fiscal 2000 were $106.9 million, representing an increase of $12.3 million, or 13%, from last year. The increase was largely due to the acquisition of Imperial in April of 2000.

Net sales for fiscal 2000 for the Company's Piper Impact business declined by $28.8 million, or 21%, to $106.4 million when compared to fiscal 1999. These results were impacted by the sale of Piper Impact Europe in July of 2000 as well as declining aluminum air bag product sales and competitive pricing pressures.

Operating income — Consolidated operating income for fiscal 2000 was $66.6 million, excluding the $14.3 million loss on the sale of Piper Impact Europe and the $56.3 million asset impairment charge. This represents a decrease of $5.1 million, or 7%, when compared to the operating income of $71.8 million in fiscal 1999. During fiscal 2000, the aluminum mill sheet products business and the engineered products business had increased operating income while the engineered steel bar and Piper Impact businesses had lower operating income.

Operating income from the Company's engineered steel bar business was $57.7 million for fiscal 2000, representing a decrease of $2.7 million, or 5%, when compared to fiscal 1999. This lower operating income resulted despite higher net sales. The major factors in such decrease were lower realized spread as a result of higher material costs and pricing pressures as well as higher costs associated with outside processing. Depreciation expense for fiscal 2000 was also higher than the prior year due to the recent completion of certain capital projects.

Operating income for fiscal 2000 from the Company's aluminum mill sheet products business was $21.5 million, representing an increase of $6.2 million, or 41%, from last year. This increase was largely due to significantly higher sales attributable to increased volume and sale of more value-added products, stable spreads and contribution from Nichols Aluminum-Golden, acquired in January 2000.

Operating income from the Company's engineered products business was $14.3 million for fiscal 2000, representing an increase of $1.3 million, or 10%, from last year. The increase was due largely to increased volume and sale of more value-added, higher margin products, as well as the acquisition of Imperial in April 2000.

Operating losses from the Company's Piper Impact business for fiscal 2000 were $11.9 million, excluding the one-time loss on the sale of Piper Impact Europe of $14.3 million and the $56.3 million asset impairment charge. See Note 4 to the financial statements. The operating loss for fiscal 1999 was $853 thousand. The declining results are largely due to reduced sales of aluminum automotive airbag components, higher material costs and higher manufacturing costs associated with new product development as well as cellular manufacturing implementation.

In addition to the four operating segments mentioned above, operating expenses for corporate and other for fiscal 2000 were $15.0 million, representing a decrease of $1.1 million from the $16.1 million recorded in fiscal 1999. Included in corporate and other are the corporate office expenses, impact of inventory accounting using LIFO method and inter-segment eliminations. See Notes 8 and 13 to the financial statements regarding LIFO valuation method of inventory accounting.

Selling, general and administrative expenses — Selling, general and administrative expenses increased by $441 thousand, or 1%, in fiscal 2000 as compared to last year. This increase is largely a result of the acquisitions of Nichols Aluminum-Golden and Imperial as well as increased sales volume at most business segments.

Depreciation and amortization — Depreciation and amortization increased by $2.6 million, or 6%, in fiscal 2000 as compared to last year. The increase is principally due to increased depreciation at the engineered steel bar, aluminum mill sheet products and engineered products businesses for recently completed projects, partially offset by lower depreciation at the Piper Impact business.

Interest expense — Interest expense increased by $853 thousand in fiscal 2000 primarily resulting from additional borrowings made during the fiscal year to finance the acquisitions as well as higher interest rates.

Capitalized interest — Capitalized interest increased by $330 thousand in fiscal 2000 as compared to fiscal 1999 primarily due to the completion of the Phase V capital project underway at MACSTEEL during 2000.

Other, net — "Other, net" increased by $487 thousand in fiscal 2000 as compared to last year primarily as a result of increased investment income.

Income before extraordinary gain — The Company earned income before an extraordinary gain of $35.9 million in fiscal 2000 excluding the $9.3 million (net of tax) loss on the sale of Piper Impact Europe and the $36.6 million (net of tax) asset impairment charge. This represents a decrease of $3.4 million, or 9%, when compared to fiscal 1999 income before extraordinary gain of $39.3 million. The decrease (excluding the loss on the sale of Piper Impact Europe and the Piper Impact asset impairment charge) in fiscal 2000 was principally due to lower operating earnings at the engineered steel bar and Piper Impact business segments partially offset by improved results in the other two business segments.

Net income/loss — Fiscal 2000 net loss was $9.7 million, compared to net income of $39.7 million for fiscal 1999. Included in the net loss for fiscal 2000 was a $9.3 million (after-tax) loss on the sale of Piper Impact Europe and a $36.6 million (after-tax) impairment charge associated with Piper Impact. Additionally, fiscal 2000 net loss included $358 thousand extraordinary gain on the early extinguishment of debt. Included in net income for fiscal 1999 was a $415 thousand extraordinary gain on early extinguishment of debt.

Liquidity and Capital Resources

Total capitalization at October 31, 2001 was $500.0 million, consisting of $220.0 million of debt and $280.0 million of equity. The debt-to-capitalization ratio at the end of fiscal 2001 was 44.0% compared with 41.9% at the end of fiscal 2000. The higher debt-to-capitalization ratio results primarily from the borrowings made to finance the Temroc acquisition and the repayment of borrowings against life insurance policies.

The Company's principal sources of funds are cash on hand, cash flow from operations, and borrowings under an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). The Bank Agreement currently consists of a revolving line of credit ("Revolver"). In July 1997, the term loan provisions of the Bank Agreement expired. The Bank Agreement expires July 23, 2003 and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the Revolver. As of October 31, 2001, there was $140 million outstanding under the Revolver. See footnote 11 to the financial statements for a detailed description of all of the Company's debt instruments, outstanding balances and aggregate maturities over each of the next five years and beyond. The Company has started negotiations with a group of banks to replace the existing Bank Agreement with a new one during the fiscal year ending October 31, 2002.

The Bank Agreement contains customary affirmative and negative covenants and requirements to maintain a minimum consolidated tangible net worth, as defined. The Bank Agreement limits the payment of dividends and certain restricted investments. At October 31, 2001, retained earnings of approximately $26 million were available for dividends and other restricted payments. As of October 31, 2001, the Company was in compliance with all covenants under the Bank Agreement.

The Company accepted unsolicited block offers to buy back $4.6 and $10.4 million principal amount of the 6.88% Convertible Subordinated Debentures for $3.9 and $9.6 million in cash during the years ended October 31, 2001 and 2000, respectively. An after tax extraordinary gain of $372 and $358 thousand was recorded on these transactions in those years, respectively. The outstanding balance of these debentures as of October 31, 2001 was $58.7 million.

On June 1, 1999, the Company borrowed $3 million through unsecured Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999.

On December 9, 1999, the Company announced that its Board of Directors approved a program to repurchase shares of the Company's common stock. Under terms of the program, the Company may periodically purchase up to a total of 2 million shares of its common stock in the open market or in privately negotiated transactions. The repurchase plan does not have a time limit, and funds for the program will be provided from the Company's available working capital and bank credit line. During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares for $2.2 million. During the fiscal year ended October 31, 2000, the Company repurchased 834,300 shares for $17.2 million. See Note 15 to the financial statements.

At October 31, 2001, the Company had commitments of $15 million for the purchase or construction of capital assets. The most significant project included in this total relates to the Company's continued expansion of value added product capability at MACSTEEL. The Company plans to fund these capital expenditures through cash flow from operations and, if necessary, additional borrowings.

The Company believes that it has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs. The Company also believes that cash flow from operations, cash balances and available borrowings will be sufficient for the foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures and dividends.

Operating Activities

Cash provided by operating activities during fiscal 2001 was $85.0 million, compared to $77.9 million the prior year. This represents an increase of $7.1 million, or 9%, compared to fiscal 2000, due largely to lower working capital requirements as a result of slowing business and a focused effort to optimize investment in working capital. The year ended October 31, 2001 included a tax refund of $219 thousand, compared to a $7.3 million refund in the prior year, which resulted from an overpayment in fiscal 1999.

Investment Activities

Net cash used by investment activities in fiscal 2001 was $77.1 million compared to a use of cash of $79.6 million in fiscal 2000. Fiscal 2001 cash from investing activities included the acquisition of Temroc Metals, whereas fiscal 2000 cash from investing activities included the acquisitions of Nichols Aluminum-Golden and Imperial. Net capital expenditures increased from $42.3 million in 2000 to $55.6 million in 2001. The Company estimates that fiscal 2002 capital expenditures will approximate $43 million.

Financing Activities

Net cash used by financing activities for fiscal 2001 was $692 thousand, compared to $1.8 million in the prior year. During fiscal 2001, the Company had net bank borrowings of $30 million, however it used $3.9 million to purchase subordinated debentures and $2.2 million to purchase Quanex common stock. Additionally, in fiscal 2001, Quanex repaid $17.3 million of life insurance cash surrender value policy loans. During fiscal 2000, the Company had net bank borrowings of $33.4 million and used $9.6 million to purchase subordinated debentures and $17.2 million to purchase Quanex common stock. Dividend payments amounted to $8.6 million in fiscal 2001 and

$8.9 million in fiscal 2000. Proceeds from the issuance of stock totaled $2.5 million in fiscal 2001 compared to $1.0 million in fiscal 2000.

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133" which deferred the effective date of SFAS No. 133 until the Company's year ending October 31, 2001. The Company adopted SFAS No. 133, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", issued in June 2000, as of November 1, 2000. See Note 17 to the financial statements for further discussion.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101. SAB No. 101 provides the staff's views in applying Generally Accepted Accounting Principles ("GAAP") to revenue recognition in financial statements. It does not change any of the existing rules on revenue recognition. All registrants are expected to apply the accounting and disclosures described in this bulletin. SAB No. 101B delayed the implementation of SAB No. 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB No. 101B in the fourth fiscal quarter of the Company's year ending October 31, 2001. The impact was considered immaterial.

In coordination with SAB No. 101B, the Company also adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". This EITF gives specific guidance related to recording shipping and handling fees such as freight. Prior to adoption of this EITF, the Company reflected freight costs in the "Net sales" item of the income statement. This EITF specifically states that freight costs are not to be netted against revenues. In accordance with this EITF, the Company now reflects freight costs as part of the "Cost of sales" item on the income statement. Prior periods information has been reclassified throughout this document.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company will follow the guidance of this statement for any future acquisitions it may undertake.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). Early application is permitted for entities with fiscal years beginning after March 15, 2001 (Quanex's fiscal year beginning November 1, 2001). The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. The Company is required to complete the initial step of a transitional impairment test within six months of adoption of SFAS No. 142 and to complete the final step of the transitional impairment test by the end of the fiscal year, if necessary. Any impairment loss resulting from the transitional impairment test would be recorded as a cumulative effect of a change in accounting principle for the quarter ended January 31, 2002. Subsequent impairment losses will be reflected in operating income or loss in the consolidated statements of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2002 (Quanex's fiscal year beginning November 1, 2002). The Company is currently evaluating the effects of adopting this pronouncement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). The Company is currently evaluating the effects of adopting this pronouncement.

Item 7A. *Quantitative/Qualitative Disclosure*

The following discussion of the Company and its subsidiaries' exposure to various market risks contains "forward looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. For a description of the Company's significant accounting policies associated with these activities, see Notes 1 and 17 to the Consolidated Financial Statements.

Interest Rate Risk

The Company and its subsidiaries have a Revolving Credit Facility, Convertible Subordinated Debentures, interest rate swap agreements and other long-term debt which subject the Company to the risk of loss associated with movements in market interest rates.

At October 31, 2001 and 2000, the Company had fixed-rate debt totaling $73 and $74 million, respectively. This debt is fixed-rate and, therefore, does not expose the Company to the risk of earnings loss due to changes in market interest rates. See Notes 11 and 17 to the Company's Consolidated Financial Statements. The conversion feature of the Company's Subordinated Debentures makes it impractical to estimate the effect of a hypothetical 10% change in interest rates. This is due to the correlation between the market value of these instruments and the market value of the Company's common stock. In general, any changes in fair value would impact earnings and cash flows only if the Company were to reacquire all or a portion of these instruments in the open market prior to their maturity.

The Company and certain of its subsidiaries' floating-rate obligations total $147.1 and $117.6 million at October 31, 2001 and 2000, respectively. See Note 11 to the Company's Consolidated Financial Statements. The exposure of these obligations to increases in short-term interest rates is limited for $100 million of this variable rate debt by interest rate swap agreements entered into by the Company. These swap agreements effectively fix the interest rate, thus limiting the potential impact that increasing interest rates would have on earnings. Under these swap agreements, payments are made based on a fixed rate ($50 million at 7.025%, and $50 million at 6.755%) and received on a LIBOR based variable rate (2.31% and 6.76% at October 31, 2001 and 2000, respectively). At October 31, 2001 and 2000, the fair market value related to the interest rate swap agreements was a loss of $7.3 million and $918 thousand, respectively. If the floating rates were to change by 10% from October 31 levels, the fair market value of these swaps would change by approximately $411 thousand and $1.5 million as of October 31, 2001 and 2000, respectively. However, it should be noted that any change in value of these contracts, real or hypothetical, would be substantially offset by an inverse change in the value of the underlying hedged item.

As mentioned above, $100 million of the floating rate obligations are protected by interest swap agreements. To the extent these obligations exceed $100 million, the Company is subject to changes in the underlying interest rates. For the years ended October 31, 2001 and 2000, the Company's floating rate obligations exceeded the amount covered by the swap agreements by $47.1 and $17.6 million, respectively. Increases or decreases in the underlying interest rates of the obligations would have a direct impact on interest expense for those uncovered balances.

Foreign Currency Exchange Rate Risk

The Company utilized a range forward zero-cost agreement to protect its initial equity investment in its Netherlands subsidiary, Piper Impact Europe, from fluctuations in US Dollar/Dutch Guilder exchange rates. This agreement, which was entered into with a major financial institution, had a notional value of 30 million guilders. By establishing minimum and maximum exchange rates, this agreement limited the potential devaluation of the Company's initial investment in its subsidiary while also limiting any potential appreciation. During the third quarter ended July 31, 2000, the Company sold the Piper Impact Europe subsidiary. As such, this range forward agreement was closed, realizing a gain of approximately $1.7 million. This gain was offset against the loss on the sale of Piper Impact Europe, as the investment in Piper Impact Europe was the underlying hedged item.

Commodity Price Risk

In the normal course of business, the Company enters into long-term firm price aluminum sheet sales contracts. In order to hedge the risk of higher prices for the anticipated aluminum purchases required to fulfill these long-term contracts, the Company enters into long futures positions. At October 31, 2001 and 2000, the Company had open futures contracts for aluminum pounds with fair values of $27.1 and $17.6 million, respectively. The contracts had fair value losses of $1.8 million and $372 thousand at October 31, 2001 and 2000, respectively, and covered a notional volume of 45,415,185 and 25,738,940 pounds of aluminum, respectively. A hypothetical 10% change from the October 31, 2001 and 2000 average London Metal Exchange ("LME") ingot price on open contracts of $.596 and $.682, respectively, per pound would increase or decrease the unrealized pretax gains/losses related to these contracts by approximately $2.7 million and $1.8 million, respectively. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be substantially offset by an inverse change in the cost of purchased aluminum scrap. See Note 17 to the financial statements for further information.

Item 8. *Financial Statements and Supplementary Data*

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quanex Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2001. Our audits also included the financial statement schedule listed in the index at Item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quanex Corporation and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Houston, Texas
November 27, 2001

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Quanex Corporation and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

Quanex's system of internal controls is designed to provide reasonable assurance, at justifiable cost, as to the reliability of financial records and reporting and the protection of assets. The system of controls provides for appropriate division of responsibility and the application of policies and procedures that are consistent with high standards of accounting and administration. Internal controls are monitored through recurring internal audit programs and are updated as our businesses and business conditions change.

The Audit Committee, composed solely of outside directors, determines that management is fulfilling its financial responsibilities by meeting periodically with management, Deloitte & Touche LLP, and Quanex's internal auditors, to review internal accounting control and financial reporting matters. The internal and independent auditors have free and complete access to the Audit Committee.

We believe that Quanex's system of internal controls, combined with the activities of the internal and independent auditors and the Audit Committee, provides reasonable assurance of the integrity of our financial reporting.

/s/ RAYMOND A. JEAN	/s/ TERRY M. MURPHY
Raymond A. Jean *Chairman of the Board, President and Chief Executive Officer*	Terry M. Murphy *Vice President — Finance and Chief Financial Officer*

QUANEX CORPORATION

CONSOLIDATED BALANCE SHEETS

	October 31, 2001	October 31, 2000
	(In thousands)	
ASSETS		
Current assets:		
Cash and equivalents	$ 29,573	$ 22,409
Accounts and notes receivable, less allowance for doubtful accounts of $8,953,000 in 2001 and $11,240,000 in 2000	109,706	98,465
Inventories	83,109	101,274
Deferred income taxes	10,907	12,771
Other current assets	3,583	1,027
Total current assets	236,878	235,946
Property, plant and equipment, net	357,635	338,248
Goodwill, net	59,226	47,539
Cash surrender value insurance policies, net	37,300	15,909
Other assets	6,592	8,217
	$697,631	$645,859
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76,831	$ 77,339
Accrued expenses	50,659	50,189
Current maturities of long-term debt	420	256
Income taxes payable	1,087	3,218
Other current liabilities	5,593	—
Total current liabilities	134,590	131,002
Long-term debt	219,608	191,657
Deferred pension credits	7,962	7,026
Deferred postretirement welfare benefits	7,777	7,634
Deferred income taxes	29,282	27,620
Other liabilities	18,435	14,423
Total liabilities	417,654	379,362
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized; issued & outstanding — none in 2001 and 2000	—	—
Common stock, $.50 par value, 50,000,000 shares authorized; 14,085,642 and 14,220,666 shares issued in 2001 and 2000, respectively	7,043	7,110
Additional paid-in capital	108,314	111,061
Retained earnings	186,274	165,841
Unearned compensation	(897)	(467)
Accumulated other comprehensive income	(7,212)	(301)
	293,522	283,244
Less common stock held by rabbi trust — 42,484 and 147,689 shares in 2001 and 2000, respectively	(873)	(3,349)
Less cost of shares of common stock in treasury (633,935 and 677,526 shares in 2001 and 2000, respectively)	(12,672)	(13,398)
Total stockholders' equity	279,977	266,497
	$697,631	$645,859

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended October 31,		
	2001	2000	1999
	(In thousands, except per share amounts)		
Net sales	$924,353	$964,518	$834,902
Costs and expenses:			
Cost of sales	769,328	796,434	664,719
Selling, general and administrative	54,202	53,545	53,104
Depreciation and amortization	43,507	47,921	45,322
Loss on sale of Piper Impact Europe	—	14,280	—
Piper Impact asset impairment charge	—	56,300	—
Operating income (loss)	57,316	(3,962)	71,757
Other income (expense):			
Interest expense	(16,555)	(15,255)	(14,402)
Capitalized interest	1,666	1,941	1,611
Other, net	2,623	1,870	1,383
Income (loss) before income taxes and extraordinary gain	45,050	(15,406)	60,349
Income tax benefit (expense)	(16,228)	5,383	(21,048)
Income (loss) before extraordinary gain	28,822	(10,023)	39,301
Extraordinary gain on early extinguishment of debt, net of income taxes	372	358	415
Net income (loss) attributable to common stockholders	$ 29,194	$ (9,665)	$ 39,716
Earnings (loss) per common share:			
Basic:			
Before extraordinary gain	$ 2.15	$ (0.73)	$ 2.76
Extraordinary gain	0.03	0.03	0.03
Total basic net earnings (loss)	$ 2.18	$ (0.70)	$ 2.79
Diluted:			
Before extraordinary gain	$ 2.05	$ (0.73)	$ 2.56
Extraordinary gain	0.02	0.03	0.03
Total diluted net earnings (loss)	$ 2.07	$ (0.70)	$ 2.59
Weighted average number of shares outstanding			
Basic	13,399	13,727	14,234
Diluted	15,426	13,727	16,776

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended October 31, 2001, 2000 and 1999

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income: Minimum Pension Liability	Foreign Currency Translation	Derivative Gain (Loss)	Treasury Stock and Other	Total Stockholders' Equity
	(Dollar amounts in thousands)								
Balance at October 31, 1998		$7,090	$108,624	$156,278	$(1,080)	$ 1,132	$ —	$ —	$272,044
Comprehensive income:									
Net income	$39,716			39,716					39,716
Adjustment for minimum pension liability (net of tax expense of $395)	618				618				618
Foreign currency translation adjustment	(1,435)					(1,435)			(1,435)
Total Comprehensive income	$38,899								
Common dividends ($.64 per share)				(9,124)					(9,124)
Common stock held by Rabbi Trust								(2,322)	(2,322)
Other		45	1,693	(3)				(171)	1,564
Balance at October 31, 1999		$7,135	$110,317	$186,867	$ (462)	$ (303)	$ —	$ (2,493)	$301,061
Comprehensive loss:									
Net loss	$(9,665)			(9,665)					(9,665)
Adjustment for minimum pension liability (net of tax expense of $103)	161				161				161
Foreign currency translation adjustment	303					303			303
Total Comprehensive loss	$(9,201)								
Common dividends ($.64 per share)				(8,884)					(8,884)
Common stock held by Rabbi Trust								(1,027)	(1,027)
Cost of common stock in treasury								(13,398)	(13,398)
Other		(25)	744	(2,477)				(296)	(2,054)
Balance at October 31, 2000		$7,110	$111,061	$165,841	$ (301)	$ —	$ —	$(17,214)	$266,497
Comprehensive income:									
Net income	$29,194			29,194					29,194
Adjustment for minimum pension liability (net of tax expense of $965)	(1,508)				(1,508)				(1,508)
Adoption of SFAS 133:									
Current period hedging transactions	(7,478)						(7,478)		(7,478)
Reclassifications into earnings	2,075						2,075		2,075
Total Comprehensive income	$22,283								
Common dividends ($.64 per share)				(8,621)					(8,621)
Common stock held by Rabbi Trust								2,476	2,476
Cost of common stock in treasury								726	726
Other		(67)	(2,747)	(140)				(430)	(3,384)
Balance at October 31, 2001		$7,043	$108,314	$186,274	$(1,809)	$ —	$ (5,403)	$(14,442)	$279,977

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)

	Years Ended October 31, 2001, 2000 and 1999				
	Preferred Shares	Common Shares			
	Issued	Issued	Treasury	Rabbi Trust	Net Outstanding
Balance at October 31, 1998	—	14,179,834	—	—	14,179,834
Stock issued — options exercised		14,000			14,000
Stock issued — compensation plans		75,966			75,966
Rabbi Trust				(94,606)	(94,606)
Balance at October 31, 1999	—	14,269,800	—	(94,606)	14,175,194
Shares purchased and cancelled		(156,700)			(156,700)
Treasury shares purchased			(677,600)		(677,600)
Stock issued — options exercised		3,337	74		3,411
Stock issued — compensation plans		104,229			104,229
Rabbi Trust				(53,083)	(53,083)
Balance at October 31, 2000	—	14,220,666	(677,526)	(147,689)	13,395,451
Treasury shares purchased			(119,000)		(119,000)
Stock issued — options exercised			47,960		47,960
Stock issued — compensation plans			84,812		84,812
Rabbi Trust		(135,024)	29,819	105,205	—
Balance at October 31, 2001	—	14,085,642	(633,935)	(42,484)	13,409,223

See notes to consolidated financial statements.

QUANEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,		
	2001	2000	1999
		(In thousands)	
OPERATING ACTIVITIES:			
Net Income (Loss)	$ 29,194	$ (9,665)	$ 39,716
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Piper Impact asset impairment charge (net of deferred taxes of $19,705 in fiscal 2000	—	36,595	—
Loss on sale of Piper Impact Europe (net of taxes of $4,998)	—	9,282	—
Extraordinary gain on early extinguishment of debt (net of taxes of $200, $192 and $223 in fiscal 2001, 2000 and 1999, respectively)	(372)	(358)	(415)
Depreciation and amortization	43,910	48,445	45,883
Deferred income taxes	2,357	5,483	10,150
Deferred pension and postretirement benefits	(1,231)	659	(429)
Changes in assets and liabilities net of effects from acquisitions and dispositions:			
Increase in accounts and notes receivable	(7,917)	(9,149)	(2,665)
Decrease (increase) in inventory	20,808	(12,474)	6,485
Increase (decrease) in accounts payable	(2,569)	5,412	(4,648)
Decrease in accrued expenses	(911)	(6,314)	(1,510)
Other, net (including income tax refund)	1,681	9,954	(14,879)
Cash provided by operating activities	84,950	77,870	77,688
INVESTMENT ACTIVITIES:			
Acquisition of Temroc Metals, Inc., net of cash and equivalents acquired	(17,922)	—	—
Acquisition of Golden Aluminum, net of cash and equivalents acquired	—	(20,148)	—
Acquisition of Imperial Fabricated Products, net of cash and equivalents acquired	—	(15,303)	—
Capital expenditures, net of retirements	(55,575)	(42,327)	(60,848)
Other, net	(3,597)	(1,809)	(1,832)
Cash used by investment activities	(77,094)	(79,587)	(62,680)
Cash provided (used) by operating and investment activities	7,856	(1,717)	15,008
FINANCING ACTIVITIES:			
Bank borrowings, net	30,000	33,394	1,035
Repayment of borrowing on insurance policies	(17,273)	—	—
Purchase of subordinated debentures	(3,942)	(9,586)	(8,799)
Purchase of Quanex common stock	(2,226)	(17,185)	—
Common stock dividends paid	(8,621)	(8,884)	(9,124)
Issuance of common stock, net	2,473	1,002	1,567
Other, net	(1,103)	(556)	(60)
Cash used by financing activities	(692)	(1,815)	(15,381)
Effect of exchange rate changes on cash and equivalents	—	67	(32)
Increase (decrease) in cash and equivalents	7,164	(3,465)	(405)
Cash and equivalents at beginning of period	22,409	25,874	26,279
Cash and equivalents at end of period	$ 29,573	$ 22,409	$ 25,874

See notes to consolidated financial statements.

1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Quanex Corporation and its subsidiaries (the "Company" or "Quanex"), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Scope of Operations

The Company operates primarily in four industry segments: manufacturing of engineered steel bars, aluminum mill sheet products, engineered products and Piper Impact's impact extrusion products. The Company's products include engineered steel bars, coiled aluminum sheet (mill finish and coated), aluminum and steel fabricated products and impact extrusions. The Company's manufacturing operations are conducted primarily in the United States.

Revenues

The Company recognizes revenues when products are shipped and the title and risk of ownership pass to the customer.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments. For fiscal years 2001, 2000, and 1999, cash paid for income taxes was $11,324,000, $10,650,000, and $22,005,000, respectively. These amounts are before refunds of $219,000, $7,290,000, and $1,181,000, respectively. Cash paid for interest for fiscal 2001, 2000, and 1999 was $15,894,000, $14,421,000, and $13,931,000, respectively.

Inventories

Inventories are valued at the lower of cost or market. The accounting methods used in valuing the Company's inventories are described in Note 8.

Long-Lived Assets

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

	Years
Land improvements	10 to 25
Buildings	10 to 40
Machinery and equipment	3 to 20

Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on a straight line basis over forty years for the goodwill resulting from the acquisition of Nichols Homeshield in 1989, and over twenty-five years for the goodwill resulting from all other acquisitions (See Note 2). At October 31, 2001 and 2000, accumulated amortization was approximately $14,069,000 and $11,746,000, respectively. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 as of November 1, 2002. This standard requires that goodwill no longer be amortized. See further discussion about this SFAS in the "New Accounting Pronouncements" discussion of this footnote.

In accordance with SFAS No. 121, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. See Note 4 regarding the impact of this statement.

Hedging

The Company enters into various derivative instruments to protect itself from fluctuating prices and interest rates. The Company uses futures contracts to hedge a portion of its exposure to price fluctuations of aluminum. The Company enters into interest rate swap agreements, which effectively exchange variable interest rate debt for fixed interest rate debt. The agreements are used to reduce the exposure to possible increases in interest rates. The Company enters into these swap agreements with major financial institutions. Prior to the sale of Piper Impact Europe, the Company used foreign currency swap agreements to protect the value of its investment in Piper Impact Europe as well as to protect itself from currency fluctuations on certain sales and purchases. The impact of the foreign currency instruments, which protected the investment in Piper Impact Europe, was recorded as a foreign currency translation adjustment in the equity section of the financial statements when exchange rates went outside of the limits set forth in the agreement.

As of November 1, 2000, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, which requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Prior to November 1, 2000, the gains and losses on the forward contracts related to the sales and purchases were deferred off-balance sheet and included as a component of the related transaction when recorded. See Note 17 for further discussion of such financial instruments.

Earnings per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of stockholders' equity.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts for prior periods have been reclassified in the accompanying consolidated financial statements to conform to fiscal 2001 presentations.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133", which deferred the effective date of SFAS No. 133 until the Company's year ending October 31, 2001. The Company adopted SFAS No. 133, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", issued in June 2000, as of November 1, 2000. See Note 17 to the financial statements for further discussion.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101. SAB No. 101 provides the staff's views in applying Generally Accepted Accounting Principles ("GAAP") to revenue recognition in financial statements. It does not change any of the existing rules on revenue recognition. All registrants are expected to apply the accounting and disclosures described in this bulletin. SAB No. 101B delayed the implementation of SAB No. 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB No. 101B in the fourth fiscal quarter of the Company's year ending October 31, 2001. The impact was considered immaterial.

In coordination with SAB No. 101B, the Company also adopted EITF 00-10, "Accounting for Shipping and Handling Fees and Costs". This EITF gives specific guidance related to recording shipping and handling fees such as freight. Prior to adoption of this EITF, the Company reflected freight costs in the "Net sales" item of the income statement. This EITF specifically states that freight costs are not to be netted against revenues. In accordance with this EITF, the Company now reflects freight costs as part of the "Cost of sales" item on the income statement. Prior periods information has been reclassified throughout this document.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company will follow the guidance of this statement for any future acquisitions it may undertake.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). Early application is permitted for entities with fiscal years beginning after March 15, 2001 (Quanex's fiscal year beginning November 1, 2001). The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. The Company is required to complete the initial step of a transitional impairment test within six months of adoption of SFAS No. 142 and to complete the final step of the transitional impairment test by the end of the fiscal year, if necessary. Any impairment loss resulting from the transitional impairment test would be recorded as a cumulative effect of a change in accounting principle for the quarter ended January 31, 2002. Subsequent impairment losses will be reflected in operating income or loss in the consolidated statements of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2002 (Quanex's fiscal year beginning November 1, 2002). The Company is currently evaluating the effects of adopting this pronouncement.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). The Company is currently evaluating the effects of adopting this pronouncement.

2. Acquisitions

On January 25, 2000, the Company completed the purchase from Alcoa, Inc. of the Golden Aluminum production facility based in Fort Lupton, Colorado. Quanex acquired the assets of the facility for $9 million plus working capital valued at approximately $13 million. The newly acquired facility has become part of Quanex's flat-rolled aluminum sheet business — Nichols Aluminum (the aluminum mill sheet products segment). It has been renamed Nichols Aluminum-Golden, Inc., ("Nichols Aluminum-Golden"), a wholly owned subsidiary of Quanex.

Operations at Nichols Aluminum-Golden include melting and casting aluminum into sheet made from a blend of primary P1020 ingot and selected grades of scrap metal, cold rolling it to specific gauge, annealing, leveling, custom coating and slitting to width. Nichols Aluminum-Golden can produce more than 50 million pounds annually of high quality metal for engineered applications in niche markets, such as end and tab stock for food and beverage packaging, metal components for computer disks, and home accessory products.

On April 3, 2000, the Company acquired the stock of Imperial Products, Inc., a leading manufacturer of value-added exterior door components based in Richmond, Indiana, for approximately $15 million. Imperial Products, Inc., now doing business as Imperial Fabricated Products ("Imperial"), operates as a wholly owned subsidiary of Quanex. This acquisition expands the specialized design and manufacturing operations of Quanex's Engineered Products Group. Goodwill associated with Imperial is approximately $11 million.

On November 30, 2000, Quanex completed the purchase of all of the capital stock of Temroc Metals, Inc., ("Temroc"), a Minnesota corporation, for approximately $22 million in cash. Temroc, as a surviving corporation, became a wholly owned subsidiary of the Company. Goodwill associated with Temroc is approximately $14 million.

Temroc is a leading aluminum extrusion and fabrication company based in Hamel, Minnesota where it manufactures customized aluminum extrusions and fabricated metal products for recreational vehicles, architectural products, electronics and other markets. Temroc has become part of the Company's Engineered Products Group and will continue to operate as a manufacturer of aluminum extrusions and fabricated metal products. To finance the acquisition, the Company borrowed against its existing $250 million unsecured revolving credit and term loan facility with a group of six banks.

3. Disposed Operations

On July 19, 2000, the Company sold Piper Impact Europe, an impact-extrusion facility based in The Netherlands, to the plant's existing management group for a nominal amount. The transaction was structured as a sale of stock. As a result of this transaction, the Company recorded a pretax charge of $14.3 million for the fiscal third quarter ending July 31, 2000. In connection with the sale, the Company's range forward foreign currency agreement with a notional amount of 30 million Guilders was cashed in. This agreement was entered into to protect the Company's investment in Piper Impact Europe from foreign currency fluctuations. The settlement of this agreement resulted in a gain, which was offset against the loss on the sale of Piper Impact Europe.

4. Piper Impact Impairment Disclosure

Under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", companies must review the carrying amount of long-lived assets and certain intangibles, including related goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable.

Fiscal 1998

During the year ended October 31, 1998, the Company recorded an asset impairment/restructuring charge of $58.5 million related to Piper Impact. Components of this special charge included $51.2 million for goodwill impairment; $6.7 million for impairment of property, plant and equipment; and $600 thousand for severance benefits to be paid to employees of the Park City, Utah plant. The charge resulted in an after-tax impact on net income of $38.0 million or $2.68 per share.

Piper Impact experienced significant changes in market conditions and the relationship with its major customer in fiscal 1998, which led to substantial declines in sales and operating cash flow. Management began an evaluation of the operations of Piper Impact in August 1998. As a result of this evaluation, in September 1998, management approved a plan to close the Park City, Utah Quanex Corporation facility and move its production to the New Albany, Mississippi facility. Production ceased at the Utah facility and its operations were consolidated in Mississippi by May 1999.

Due to the significance of the changes discussed above and the decision to close one of the acquired production facilities, management performed an evaluation of the recoverability of all of the assets of Piper Impact, excluding the steel plant which was new at the time, as described in SFAS No. 121. Management concluded from the results of this evaluation that a significant impairment of intangible as well as long-lived assets had occurred. An impairment charge was required because the estimated fair value was less than the carrying value of the assets. Fair value of Piper Impact's net assets was determined by discounting estimated future cashflows using a discount rate commensurate with the risks involved. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results may vary significantly from management's estimates.

Fiscal 2000

An asset impairment charge in the amount of $56.3 million was recorded in the fourth quarter of fiscal 2000 related to the property, plant and equipment of Piper Impact. The impairment charge resulted in an after-tax impact on net income of $36.6 million or $2.67 per share.

Piper Impact experienced declines in sales and operating cash flow during fiscal 1999 and fiscal 2000. The declining results were primarily due to decreased demand for aluminum airbag components from Piper Impact's most significant customer. Although the management of Piper Impact conducted negotiations with this customer in an attempt to obtain a price increase and a commitment for future sourcing of impacted aluminum and steel airbag components, management became less optimistic about any near-term prospects for price increase without losing a significant amount of business from this customer. Additionally, opportunities for new products did not materialize at a rate necessary to offset the continued declining volume of airbag components. Consequently, in the fourth quarter of fiscal 2000, it became necessary to once again assess Piper Impact for asset impairment as required under SFAS No. 121.

Management again performed an evaluation of the recoverability of all of the assets of Piper Impact, this time including the steel plant, as described in SFAS No. 121. Management concluded from the results of this evaluation that a significant impairment of long-lived assets had occurred. An impairment charge was required because the estimated fair value was less than the carrying value of the assets. Fair value of Piper Impact's net assets was determined by discounting estimated future cashflows using a discount rate commensurate with the risks involved. Considerable management judgment is necessary to estimate fair value. Accordingly, actual results may vary significantly from management's estimates.

5. Extraordinary Item

During the twelve months ended October 31, 2001, the Company accepted unsolicited block offers to buy back $4.6 million principal amount of the 6.88% Convertible Subordinated Debentures for $3.9 million in cash. An after tax extraordinary gain of $372 thousand was recorded on this transaction. The principal amount of the convertible subordinated debentures outstanding as of October 31, 2001 was $58,727,300.

During fiscal 2000, the Company accepted unsolicited block offers to buy back $10.4 million principal amount of the 6.88% Convertible Subordinated Debentures for $9.6 million in cash. An after-tax extraordinary gain of $358 thousand was recorded on these transactions.

During fiscal 1999, the Company accepted unsolicited block offers to buy back $9.7 million principal amount of the 6.88% Convertible Subordinated Debentures for $8.8 million in cash. An after-tax extraordinary gain of $415 thousand was recorded on these transactions in the second fiscal quarter of 1999.

6. Earnings Per Share

The computational components of basic and diluted earnings (loss) per share are as follows (shares and dollars in thousands except per share amounts):

	For the Year Ended October 31, 2001		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
BASIC EPS			
Income before extraordinary gain	$28,822	13,399	$2.15
Extraordinary gain on early extinguishment of debt	372		0.03
Total basic net income	$29,194		$2.18
EFFECT OF DILUTIVE SECURITIES			
Effect of common stock equivalents arising from stock options	—	58	
Effect of common stock held by rabbi trust	—	74	
Effect of conversion of subordinated debentures	2,810	1,895	
DILUTED EPS			
Income before extraordinary gain	31,632	15,426	$2.05
Extraordinary gain on early extinguishment of debt	372		0.02
Total diluted net income	$32,004		$2.07

	For the Year Ended October 31, 2000		
	Numerator (Loss)	Denominator (Shares)	Per Share Amount
BASIC AND DILUTED(1) EPS			
Loss before extraordinary gain	$(10,023)	13,727	$(0.73)
Extraordinary gain on early extinguishment of debt	358		0.03
Total basic and diluted net loss	$ (9,665)		$(0.70)

	For the Year Ended October 31, 1999		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
BASIC EPS			
Income before extraordinary gain	$39,301	14,234	$2.76
Extraordinary gain on early extinguishment of debt	415		0.03
Total basic net income	$39,716		$2.79
EFFECT OF DILUTIVE SECURITIES			
Effect of common stock equivalents arising from stock options	—	56	
Effect of common stock held by rabbi trust	—	16	
Effect of conversion of subordinated debentures	3,663	2,470	
DILUTED EPS			
Income before extraordinary gain	42,964	16,776	$2.56
Extraordinary gain on early extinguishment of debt	415		0.03
Total diluted net income	$43,379		$2.59

(1) The effect of certain securities or debentures are anti-dilutive and, therefore, not included in the diluted earnings per share calculation. As a result, diluted EPS is the same as basic EPS.

7. Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income.

Income tax expense (benefit) consists of the following:

	Years Ended October 31,		
	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ 7,901	$ 10,890	$17,819
State	1,105	847	1,066
Foreign	—	(1,067)	(372)
	9,006	10,670	18,513
Deferred	7,222	(16,053)	2,535
Income tax expense (benefit)	16,228	(5,383)	21,048
Income taxes from extinguishment of debt	200	192	223
Total	$16,428	$ (5,191)	$21,271

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability are as follows:

	October 31,	
	2001	2000
	(In thousands)	
Deferred tax liability:		
Property, plant and equipment	$ 40,791	$ 34,555
Other	21,050	24,002
	61,841	58,557
Deferred tax assets:		
Intangibles	13,800	15,221
Postretirement benefit obligation	3,472	3,381
Other employee benefit obligations	9,535	10,281
Environmental accruals	7,583	7,662
Other	9,076	7,163
	43,466	43,708
Net deferred tax liability	$ 18,375	$ 14,849
Deferred income tax non-current liability	$ 29,282	$ 27,620
Deferred tax current assets	(10,907)	(12,771)
Net deferred tax liability	$ 18,375	$ 14,849

No U.S. deferred taxes were provided on the Company's foreign subsidiary's cumulative undistributed losses of $(1,782,000). The foreign subsidiary was sold in July 2000.

Income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to income before income taxes and extraordinary gain for the following reasons:

	Years Ended October 31,		
	2001	2000	1999
	(In thousands)		
Income tax expense (benefit) at statutory tax rate	$15,768	$(5,392)	$21,123
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal effect	772	(148)	1,118
Goodwill	664	420	334
Other items, net	(976)	(263)	(1,527)
	$16,228	$(5,383)	$21,048

The Company reached a settlement with the Internal Revenue Service with respect to the tax audits of fiscal year 1996 and certain portions of fiscal year 1997. The Company has filed a petition in Tax Court regarding the disallowance of a capital loss generated in 1997.

During 2001, the Company made tax and interest payments of $1,745,000. Adequate provision had been made in prior years and the settlement did not have a material effect on earnings.

8. Inventories

Inventories consist of the following:

	October 31, 2001	October 31, 2000
	(In thousands)	
Raw materials	$20,097	$ 26,473
Finished goods and work in process	55,757	67,981
	75,854	94,454
Other	7,255	6,820
Total	$83,109	$101,274

The values of inventories in the consolidated balance sheets are based on the following accounting methods:

	2001	2000
LIFO	$56,691	$ 69,028
FIFO	26,418	32,246
Total	$83,109	$101,274

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $5,400,000 and $10,000,000 at October 31, 2001 and 2000, respectively.

9. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	October 31, 2001	October 31, 2000
	(In thousands)	
Land and land improvements	$ 20,389	$ 19,435
Buildings	106,876	98,031
Machinery and equipment	564,300	535,841
Construction in progress	45,387	28,685
	736,952	681,992
Less accumulated depreciation and amortization	(379,317)	(343,744)
	$ 357,635	$ 338,248

The Company had commitments for the purchase or construction of capital assets amounting to approximately $15 million at October 31, 2001.

10. Accrued Expenses

Accrued expenses consist of the following:

	October 31,	
	2001	2000
	(In thousands)	
Accrued contribution to pension funds	$ 1,760	$ 1,492
Interest	1,653	2,314
Payroll, payroll taxes and employee benefits	28,609	28,298
State and local taxes	3,892	2,910
Other	14,745	15,175
	$50,659	$50,189

11. Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	October 31,	
	2001	2000
	(In thousands)	
"Bank Agreement" Revolver	$140,000	$110,000
Convertible subordinated debentures	58,727	63,337
Industrial Revenue and Economic Development Bonds, unsecured, principle due in the years 2005 and 2010, bearing interest ranging from 6.50% to 8.375%	3,275	3,275
State of Alabama Industrial Development Bonds	4,500	4,755
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	2,600	2,800
Temroc Industrial Development Revenue Bonds	2,608	—
Other	8,318	7,746
	$220,028	$191,913
Less maturities due within one year included in current liabilities	420	256
	$219,608	$191,657

In July 1996, the Company entered into an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). The Bank Agreement consists of a revolving line of credit ("Revolver"). In July 1997, the term loan provisions of the Bank Agreement expired. The Bank Agreement expires July 23, 2003, and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the Revolver. All borrowings under the Revolver bear interest, at the option of the Company, at either (a) the prime rate or the federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. At October 31, 2001 and 2000, the Company had $140 and $110 million, respectively, outstanding under the Revolver. The weighted average interest rates on borrowings under the Revolver were 6.03%, 7.0%, and 5.7%, in 2001, 2000 and 1999, respectively. As of October 31, 2001, the Company was in compliance with all Bank Agreement covenants. Under the Company's most restrictive loan covenants, retained earnings of approximately $26 million at October 31, 2001 were available for dividends and other restricted payments.

On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for an aggregate of $84,920,000 of its 6.88% Convertible Subordinated Debentures due June 30, 2007 ("Debentures"). Interest is payable semi-annually on June 30 and

December 31 of each year. The Debentures are subject to mandatory annual sinking fund payments sufficient to redeem 25% of the Debentures issued on each of June 30, 2005 and June 30, 2006, to retire a total of 50% of the Debentures before maturity. The Debentures are subordinate to all senior indebtedness of the Company and are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.

During fiscal 2001, 2000 and 1999, respectively, the Company accepted unsolicited block offers to buy back $4.6, $10.4 and $9.7 million, respectively, principal amount of its Convertible Subordinated Debentures. The outstanding balance as of October 31, 2001 is $58,727,300.

The State of Alabama Industrial Development bonds were assumed as part of the Nichols Aluminum Alabama acquisition (see Note 2). These bonds mature August 1, 2004 with interest payable monthly. The bonds bear interest at the weekly interest rate as determined by the remarketing agent under then prevailing market conditions to be the minimum interest rate, which, if borne by the bonds on the effective date of such rate, would enable the remarketing agent to sell the bonds on such business day at a price (without regard to accrued interest) equal to the principal amount of the bonds. The interest rate, however, may not exceed 13% per annum. The weekly interest rate during the year ended October 31, 2001 ranged from 2.05% to 5.15%. These bonds are secured by a Letter of Credit.

On June 1, 1999, the Company borrowed $3 million through unsecured Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200 thousand beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2001 have ranged from 2.05% to 5.1%.

The Temroc Industrial Development Revenue Bonds were obtained as part of the acquisition of Temroc. These bonds are due in annual installments through October 2012. Interest is payable semi-annually at fixed rates from 4.5% to 5.6% depending on maturity (average rate of 5.1% over the term of the bonds). These bonds are secured by a mortgage on Temroc's land and building.

During the year ended October 31, 2001, the Company borrowed on the Revolver to pay back $17.3 million of loans taken against the cash surrender value of various officer life insurance policies. These loans had previously been netted as an offset to the cash surrender value and classified as "Other assets" on the balance sheet.

Aggregate maturities of long-term debt at October 31, 2001, are as follows (in thousands):

2002	$ 420
2003	140,444
2004	12,922
2005	428
2006	17,690
Thereafter	48,124
	$220,028

12. Pension Plans and Other Postretirement Benefits

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee's coverage for retirement benefits. The single employer defined benefit pension plans pay benefits to employees at retirement using formulas based upon years of service and compensation rates near retirement. The Company's funding policy is generally to make the minimum annual contributions required by applicable regulations. The plans invest primarily in marketable equity and debt securities.

The Company also provides certain healthcare and life insurance benefits for certain eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. For fiscal year 2001, the Company made benefit payments totaling $411,000, compared to $422,000 and $348,000 in fiscal 2000 and 1999, respectively.

A reconciliation of the beginning benefit obligation to the ending benefit obligation follows:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2001	2000	2001	2000
	(In thousands)			
Benefit obligation at beginning of year	$31,900	$30,564	$7,098	$7,731
Service cost	1,976	2,000	100	108
Interest cost	2,450	2,215	521	516
Amendments	—	323	(2)	(735)
Actuarial loss (gain)	1,653	(1,432)	15	(100)
Benefits paid from plan assets	(533)	(442)	(411)	(422)
Administrative expenses	(295)	(279)	—	—
Piper Impact Europe benefit obligation	—	(1,049)	—	—
Benefit obligation at end of year	$37,151	$31,900	$7,321	$7,098

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

	Pension Benefits October 31,	
	2001	2000
	(In thousands)	
Fair value of plan assets at beginning of year	$23,996	$22,205
Actual return on plan assets	(3,517)	1,343
Employer contributions	3,109	1,865
Benefits paid	(533)	(442)
Administrative expenses	(295)	(279)
Piper Impact Europe fair value of plan assets	—	(696)
Fair value of plan assets at end of year	$22,760	$23,996

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2001	2000	2001	2000
	(In thousands)			
Funded status	$(14,391)	$(7,904)	$(7,321)	$(7,098)
Unrecognized transition asset	(379)	(490)	—	—
Unrecognized prior service cost	1,450	1,559	(628)	(680)
Unrecognized net loss	8,032	440	200	142
Other	—	—	(28)	2
Accrued benefit cost	$ (5,288)	$(6,395)	$(7,777)	$(7,634)
Amounts recognized in the Balance Sheet:				
Deferred benefit credit	$ (7,962)	$(7,026)	$(7,777)	$(7,634)
Accrued contribution to pension	(1,760)	(1,492)	—	—
Intangible asset	1,467	1,631	—	—
Accumulated other comprehensive income	2,967	492	—	—
Accrued benefit cost	$ (5,288)	$(6,395)	$(7,777)	$(7,634)

Below is data related to pension plans in which the accumulated benefit obligation exceeds plan assets.

	Pension Benefits		Postretirement *Benefits*	
	October 31,			
	2001	2000	2001	2000
	(In thousands)			
Accumulated benefit obligation	$29,699	$7,392	$7,321	$7,098
Fair value of plan assets	22,760	6,194	—	—

Below are the assumptions used.

	Pension Benefits			Postretirement Benefits		
	October 31,					
	2001	2000	1999	2001	2000	1999
	(In thousands)					
Discount rate	7.25%	7.75%	7.50%	7.25%	7.75%	7.50%
Expected return on plan assets	10.00%	10.00%	10.00%	—	—	—
Rate of compensation increase	4.00%	4.50%	4.50%	—	—	—

The assumed health care cost trend rate was 7.69% in 2001, decreasing uniformly to 5.25% in the year 2008 and remaining level thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of October 31, 2001 would be increased by 1.41%. The effect of this change on the sum of the service cost and interest cost would be an increase of 1.31%. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefit obligation as of October 31, 2001 would be decreased by 1.28%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 1.17%.

Net pension costs for the single employer defined benefit pension plans were as follows:

	Years Ended October 31,		
	2001	2000	1999
	(In thousands)		
Service Cost	$ 1,976	$ 2,000	$ 2,092
Interest cost	2,450	2,215	1,978
Expected return on plan assets	(2,421)	(2,228)	(1,978)
Amortization of unrecognized transition asset	(111)	(111)	(111)
Amortization of unrecognized prior service cost	109	109	63
Amortization of unrecognized net loss	—	—	119
Other	—	104	(63)
Net periodic pension cost	$ 2,003	$ 2,089	$ 2,100

Net periodic costs for the postretirement benefit plans other than pensions were as follows:

	Years Ended October 31,		
	2001	2000	1999
	(In thousands)		
Net periodic postretirement benefit cost:			
Service cost	$100	$109	$187
Interest cost	521	516	541
Net amortization and deferral	(65)	(60)	17
Other	—	—	2
Net periodic postretirement benefit cost	$556	$565	$747

One of the Company's subsidiaries, Piper Impact Europe, which was sold in July of 2000, participated in two multi-employer plans. The plans provided defined benefits to substantially all of Piper Impact Europe's employees. Amounts charged to pension cost and contributed to the plans as of October 31, 2000, and 1999, totaled approximately NLG 1,302,000 and NLG 2,021,000 or approximately $575,000 and $1,000,000, respectively.

The Company has various defined contribution plans in effect for certain eligible employees. The Company makes contributions to the plans subject to certain limitations outlined in the plans. Contributions to these plans were approximately $4,696,000, $3,978,000, and $3,366,000, during fiscal 2001, 2000, and 1999, respectively.

The Company has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $5,456,000, $5,923,000, $4,829,000, at October 31, 2001, 2000 and 1999, respectively. These benefits are funded with life insurance policies purchased by the Company.

13. Industry Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

As such, the Company had four reportable segments for the year ended October 31, 2001: engineered steel bars, aluminum mill sheet products, engineered products and Piper Impact. The engineered steel bar segment consists of engineered steel bars manufacturing, steel bar and tube heat treating services, as well as steel bar and tube wear and corrosion resistant finishing services. The aluminum mill sheet segment manufactures mill finished and coated aluminum sheet. The engineered products segment manufactures aluminum window and patio door screens, window frames, exterior door components and other roll-formed products and stamped shapes. The Piper Impact segment manufactures impact-extruded aluminum and steel parts.

The Company's reportable segments through the fiscal year ended October 31, 2001 were strategic business divisions that offer different products and services using different processes. These groups were managed separately because each business requires different expertise to manage its process oriented strategy. The Company evaluated performance based on operating income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. Quanex measures its inventory at the segment level on a FIFO basis, however at the consolidated Quanex level, the majority of the inventory is measured on a LIFO basis. See Note 8 to the financial statements for more information. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices.

For the years ended October 31, 2001 and 2000, no one customer represented 10% or more of the consolidated net sales of the Company. For the year ended October 31, 1999, 12% of the Company's consolidated net sales were made to one customer. These sales are included in the Piper Impact segment.

	For the Years Ended October 31,		
	2001	2000	1999
Net Sales(2)			
Engineered Steel Bars (Unaffiliated)	$330,692	$355,540	$306,058
Engineered Steel Bars (Intersegment)	5,626	4,897	5,284
Engineered Steel Bars (Total)	336,318	360,437	311,342
Aluminum Mill Sheet Products (Unaffiliated)	$361,660	395,697	299,168
Aluminum Mill Sheet Products (Intersegment)	18,408	20,080	21,115
Aluminum Mill Sheet Products (Total) (5)	380,068	415,777	320,283
Engineered Products (Unaffiliated)	146,487	106,865	94,475
Engineered Products (Intersegment)	—	—	1
Engineered Products (Total) (4) (6)	146,487	106,865	94,476
Piper Impact (Unaffiliated)	85,514	106,416	135,201
Piper Impact (Intersegment)	—	—	—
Piper Impact (Total)	85,514	106,416	135,201
Corporate and Other (Intersegment elimination) (1)	(24,034)	(24,977)	(26,400)
Consolidated	$924,353	$964,518	$834,902
Operating Income (Loss):			
Engineered Steel Bars	$ 41,955	$ 57,702	$ 60,446
Aluminum Mill Sheet Products(5)	5,934	21,529	15,306
Engineered Products(4) (6)	19,983	14,301	13,006
Piper Impact(7)	3,256	(82,470)	(853)
Corporate & Other(1)	(13,812)	(15,024)	(16,148)
Consolidated	$ 57,316	$ (3,962)	$ 71,757

	For the Years Ended October 31,		
	2001	2000	1999
Depreciation and Amortization:			
Engineered Steel Bars	$ 21,017	$ 18,775	$ 16,293
Aluminum Mill Sheet Products(5)	13,193	12,965	12,334
Engineered Products(4)(6)	5,070	3,443	3,349
Piper Impact	3,686	12,362	12,836
Corporate & Other(1)	944	900	1,071
Consolidated	$ 43,910	$ 48,445	$ 45,883
Capital Expenditures:(3)			
Engineered Steel Bars	$ 45,585	$ 27,374	$ 37,750
Aluminum Mill Sheet Products(5)	4,904	4,709	9,873
Engineered Products(4)(6)	4,040	3,586	1,680
Piper Impact	946	5,290	10,948
Corporate & Other(1)	165	1,396	683
Consolidated	$ 55,640	$ 42,355	$ 60,934
Identifiable Assets:			
Engineered Steel Bars	$291,220	$267,476	$241,783
Aluminum Mill Sheet Products(5)	207,104	227,365	200,733
Engineered Products(4)(6)	88,424	65,527	46,977
Piper Impact	47,490	54,518	162,176
Corporate & Other(1)	63,393	30,973	38,777
Consolidated	$697,631	$645,859	$690,446

(1) Included in "Corporate and Other" are intersegment eliminations and corporate expenses.

(2) Intersegment sales are conducted on an arm's length basis.

(3) Includes capitalized interest.

(4) Fiscal 2001 results include Temroc operations since the acquisition date of November 30, 2000. See Note 2 to the financial statements.

(5) Fiscal 2000 results include Nichols Aluminum-Golden operations since the acquisition date of January 25, 2000. See Note 2 to the financial statements.

(6) Fiscal 2000 results include Imperial Fabricated Products operations since the acquisition date of April 3, 2000. See Note 2 to the financial statements.

(7) Fiscal 2000 results include the $14.3 million pretax loss on the sale of Piper Impact Europe and the $56.3 million pretax asset impairment charge on Piper Impact. See Notes 3 and 4 to the financial statements.

Introduction of New Company Strategy and Segment Reporting

During the latter portion of the fiscal year ending October 31, 2001, the Company completed a strategic review of its business, which resulted in a shift of strategy away from primarily a "process" oriented enterprise to a more "market focused" enterprise. The new chief operating decision maker of Quanex believes the focus on customers will provide a more effective corporate strategy to drive growth and unlock shareholder value. The review underscored a high concentration of sales in two market segments — vehicular products and building products. The

Company has made organizational and reporting changes aligned to this new strategy beginning in fiscal 2002. The chief operating decision maker has started evaluating performance and allocating the Company's resources under this new segment structure.

Beginning with the first fiscal quarter of 2002, Quanex will report under these two market focused segments. The vehicular products segment is comprised of the former "engineered steel bar" segment (MACSTEEL), Piper Impact (US operations only) and Temroc. The new building products segment is comprised of the former aluminum mill sheet products segment (Nichols Aluminum) as well as the divisions comprising the former engineered products segment, excluding Temroc. Corporate and other will include corporate office charges and intersegment eliminations as well as Piper Impact Europe, which was sold in the fiscal year ended October 31, 2000. Below is a presentation of segment disclosure information under the new corporate organizational structure:

	For the Years Ended October 31,		
	2001	2000	1999
Net Sales			
Vehicular Products(3)	$439,307	$444,124	$408,210
Building Products(4)(5)	485,046	502,562	393,643
Corporate and Other(1)	—	17,832	33,049
Consolidated	$924,353	$964,518	$834,902
Operating Income (Loss):			
Vehicular Products(3)(7)	$ 47,466	$ (8,052)	$ 59,610
Building Products(4)(5)	23,662	35,830	28,312
Corporate & Other(1)(6)	(13,812)	(31,740)	(16,165)
Consolidated	$ 57,316	$ (3,962)	$ 71,757
Depreciation and Amortization:			
Vehicular Products(3)	$ 25,905	$ 28,769	$ 25,286
Building Products(4)(5)	17,061	16,408	15,683
Corporate & Other(1)	944	3,268	4,914
Consolidated	$ 43,910	$ 48,445	$ 45,883
Capital Expenditures:(2)			
Vehicular Products(3)	$ 47,234	$ 31,196	$ 44,171
Building Products(4)(5)	8,241	8,295	11,553
Corporate & Other(1)	165	2,864	5,210
Consolidated	$ 55,640	$ 42,355	$ 60,934
Identifiable Assets:			
Vehicular Products(3)	$362,442	$321,204	$360,867
Building Products(4)(5)	269,387	291,164	245,872
Corporate & Other(1)	65,802	33,491	83,707
Consolidated	$697,631	$645,859	$690,446

(1) Included in "Corporate and Other" are intersegment eliminations, corporate expenses and Piper Impact Europe's results until its sale in fiscal 2000.

(2) Includes capitalized interest.

(3) Fiscal 2001 results include Temroc operations since the acquisition date of November 30, 2000. See Note 2 to the financial statements.

(4) Fiscal 2000 results include Nichols Aluminum-Golden operations since the acquisition date of January 25, 2000. See Note 2 to the financial statements.

(5) Fiscal 2000 results include Imperial Fabricated Products operations since the acquisition date of April 3, 2000. See Note 2 to the financial statements.

(6) Fiscal 2000 results include the $14.3 million pretax loss on the sale of Piper Impact Europe. See Note 3 to the financial statements.

(7) Fiscal 2000 results include the $56.3 million pretax asset impairment charge on Piper Impact. See Notes 4 to the financial statements.

Geographic Information

	Year Ended October 31,		
Net Sales(1)	2001	2000	1999
United States	$870,163	$895,702	$768,087
Mexico	16,148	24,336	17,709
Canada	26,176	18,712	18,371
European countries	4,315	20,423	25,231
Other foreign countries	7,551	5,345	5,504
Total	$924,353	$964,518	$834,902

	Year Ended October 31,		
Net Sales(2)	2001	2000	1999
United States	$924,353	$946,686	$801,853
The Netherlands	—	17,832	33,049
	$924,353	$964,518	$834,902

	Year Ended October 31,		
Operating Income (Loss) (4)	2001	2000	1999
United States	$57,316	$ 12,754 (3)	$71,774
The Netherlands	—	(16,716) (5)	(17)
	$57,316	$ (3,962)	$71,757

	Year Ended October 31,	
Identifiable Assets(6)	2001	2000
United States	$697,631	$645,859
The Netherlands	—	—
Total	$697,631	$645,859

(1) Net Sales are attributed to countries based on location of customer.

(2) Net sales are attributed to countries based on location of operations.

(3) Including the asset impairment charge of $56.3 million in FY 2000. See Note 4.

(4) Operating income (loss) is attributed to countries based on location of operations.

(5) Including the loss on sale of Piper Impact Europe. See Note 3.

(6) Identifiable assets are attributed to countries based on location of operations.

14. Preferred Stock Purchase Rights

The Company declared a dividend in 1986 of one Preferred Stock Purchase Right (a "Right") on each outstanding share of its common stock. This action was intended to assure that all shareholders would receive fair treatment in the event of a proposed takeover of the Company. On April 26, 1989, the Company amended the Rights to provide for additional protection to shareholders and to provide the Board of Directors of the Company with needed flexibility in responding to abusive takeover tactics. On April 15, 1999, the Second Amended and Restated Rights Agreement went into effect. Each Right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $90. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be entitled to a dividend equal to the greater of $.01 or the dividend declared on each share of common stock, and will be entitled to 1/100th of a vote, voting together with the shares of common stock. The Rights will be exercisable only if, without the Company's prior consent, a person or group of persons acquires or announces the intention to acquire 20% or more of the Company's common stock. If the Company is acquired through a merger or other business combination transaction, each Right will entitle the holder to purchase $120 worth of the surviving company's common stock for $90. Additionally, if someone acquires 20% or more of the Company's common stock, each Right, not owned by the 20% or greater shareholder, would permit the holder to purchase $120 worth of the Company's common stock for $90. The Rights are redeemable, at the option of the Company, at $.02 per Right at any time until ten days after someone acquires 20% or more of the common stock. The Rights expire April 15, 2009.

As a result of the Rights distribution, 150,000 of the 1,000,000 shares of authorized Preferred Stock were reserved for issuance as Series A Junior Participating Preferred Stock.

15. Stock Repurchase Program

In December 1999, Quanex announced that its Board of Directors approved a program to repurchase up to 2 million shares of the Company's common stock in the open market or in privately negotiated transactions. During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares at a cost of $2.2 million. During the fiscal year ended October 31, 2000, the Company repurchased 834,300 shares at a cost of $17.2 million. The Company retired 156,700 of these shares purchased at a cost of approximately $3.8 million.

For shares purchased by the Company and retired: 1) Common stock is charged for the par value of the shares, 2) additional paid in capital is charged for the pro-rata portion associated with those shares and 3) retained earnings is charged for the remainder of the cost of the retired shares. For the shares purchased and retired in the year ended October 31, 2000, the equity was reduced as shown below:

Repurchase Cost	Common Stock	Additional Paid in Capital	Retained Earnings
(In thousands)			
$3,785	$78	$1,222	$2,485

The Company accounted for the remaining shares purchased as treasury stock. The cost of such shares of $12.7 million at October 31, 2001 is reflected as a reduction of stockholders' equity in the balance sheet.

16. Restricted Stock and Stock Option Plans

Key Employee Plans

The Company has restricted stock and stock option plans which provide for the granting of common shares or stock options to key employees. Under the Company's restricted stock plan, common stock may be awarded to key employees. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period. Upon issuance of stock under the plan, unearned compensation equal to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the restricted period. There were 44,000, 22,750 and 6,000 restricted shares granted in 2001, 2000 and 1999, respectively. The amount charged to compensation expense in 2001 and 2000 was $368,436 and $57,000, respectively, relating to restricted stocks granted in 2001, 2000 and 1999. No compensation expense was charged in 1999 related to the restricted stock.

Under the Company's option plans, options are granted at prices determined by the Board of Directors which may not be less than the fair market value of the shares at the time the options are granted. Unless otherwise provided by the Board at the time of grant, options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. There were 388,145, 650,194, and 276,776 shares available for granting of options at October 31, 2001, 2000, and 1999, respectively. Stock option transactions for the three years ended October 31, 2001, were as follows:

	Shares Exercisable	Shares Under Option	Average Price per Share
Balance at October 31, 1998	770,075	1,219,871	$23
Granted		240,700	21
Exercised		(9,000)	15
Cancelled		(30,300)	24
Balance at October 31, 1999	966,391	1,421,271	23
Granted		244,250	18
Exercised		(3,000)	9
Cancelled		(40,418)	26
Balance at October 31, 2000	1,139,546	1,622,103	22
Granted		382,000	24
Exercised		(70,048)	20
Cancelled/Lapsed		(23,751)	21
Balance at October 31, 2001	1,291,129	1,910,304	$23

Non-Employee Director Plans

The Company has various non-employee Director plans, which are described below:

1987 Non-Employee Directors Plan

The Company's 1987 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate amount of 100,000 shares of common stock. The plan provides that each non-employee Director and each future non-employee Director, as of the first anniversary of the date of his/her election as a Director of the Company, will be granted an option to purchase 10,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of the grant. During 1998, the Board of Directors passed a resolution, which reduced the number of options to be granted from 10,000 to 6,000.

Options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. No options may be granted under the plan after June 22, 1997. There were no shares available for granting of options at October 31, 2001, 2000, or 1999. Stock option transactions for the three years ended October 31, 2001, were as follows:

	Shares Exercisable	Shares Under Option	Average Price per Share
Balance at October 31, 1998	13,332	20,000	$20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 1999	20,000	20,000	20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2000	20,000	20,000	20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	20,000	20,000	$20

1989 Non-Employee Directors Plan

The Company's 1989 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 210,000 shares of common stock. Each non-employee Director as of December 6, 1989 was granted an option to purchase 3,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of grant. Also, each non-employee Director who is a director of the Company on any subsequent October 31, while the plan is in effect and shares are available for the granting of options hereunder, shall be granted on such October 31, an option to purchase 3,000 shares of common stock at a price equal to the fair market value of the common stock as of such October 31. During 1998, the Board of Directors passed a resolution, which decreased the number of options to be granted annually as prescribed above from 3,000 to 2,000. Options become exercisable at any time commencing six months after the grant and must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after December 5, 1999. There were no shares available for granting of options at October 31, 2001, 2000 or 1999. Stock option transactions for the three years ended October 31, 2001, were as follows:

	Shares Exercisable	Shares Under Option	Average Price per Share
Balance at October 31, 1998	111,000	129,000	$23
Granted		12,000	22
Exercised		(5,000)	16
Cancelled		—	—
Balance at October 31, 1999	124,000	136,000	23
Granted		—	—
Exercised		(1,000)	17
Cancelled		—	—
Balance at October 31, 2000	135,000	135,000	23
Granted		—	—
Exercised		(14,000)	20
Cancelled		(6,000)	22
Balance at October 31, 2001	115,000	115,000	$24

1997 Non-Employee Directors plan

The Company's 1997 Non-Employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 400,000 shares of common stock. There are two types of grants under this plan which are described below:

Automatic Annual Grants

While this plan is in effect and shares are available for the granting of options hereunder, each non-employee Director who is a director of the Company on October 31 and who has not received options under the 1989 Non-Employee Director plan shall be granted on such October 31, an option to purchase such number of shares of common stock as is determined by the Board of Directors at a price equal to the fair market value of the common stock as of such October 31. These options are exercisable in full immediately upon the date of grant.

New Director Grants

While this plan is in effect and shares are available for the granting of options hereunder, there shall be granted to each non-employee Director who was not granted an option under the 1987 Non-Employee Director Stock Option Plan as of the date upon which such director shall have continuously served as a director of the Company for a period of one year an option to purchase such number of Quanex Corporation shares of stock as is determined by the Board of Directors. These Plan options become exercisable in 33⅓% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. There were 350,000, 364,000 and 382,000 shares available for granting of options at October 31, 2001, 2000 and 1999, respectively. Stock option transactions for the three years ended October 31, 2001, were as follows:

	Shares Exercisable	Shares Under Option	Average Price per Share
Balance at October 31, 1998	—	—	—
Granted		18,000	$21
Exercised		—	—
Cancelled		—	—
Balance at October 31, 1999	2,000	18,000	21
Granted		18,000	20
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2000	25,333	36,000	21
Granted		14,000	26
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	44,666	50,000	$22

Stock Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company continues to apply the rules for stock-based compensation contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and discloses the required pro forma effect on net income and earnings per share of the fair value based method of accounting for stock-based compensation as required by SFAS No. 123.

The following pro forma summary of the Company's consolidated results of operations have been prepared as if the fair value based method of accounting for stock based compensation as required by SFAS No. 123 had been applied:

	Years Ended October 31,		
	2001	2000	1999
		(In thousands)	
Net income (loss) attributable to common stockholders	$29,194	$ (9,665)	$39,716
SFAS No. 123 adjustment	(1,829)	(1,619)	(1,764)
Pro forma net income (loss) attributable to common stockholders	$27,365	$(11,284)	$37,952
Earnings (loss) per common share:			
Basic as reported	$ 2.18	$ (0.70)	$ 2.79
Basic pro forma	$ 2.04	$ (0.82)	$ 2.67
Diluted as reported	$ 2.07	$ (0.70)	$ 2.59
Diluted pro forma	$ 1.96	$ (0.82)	$ 2.48

Fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	2001	2000	1999
Risk-free interest rate	4.28%	5.75%	5.93%
Dividend yield	3.10%	3.33%	2.80%
Volatility factor	42.87%	42.89%	40.21%
Weighted average expected life	5 years	5 years	5 years

17. Financial Instruments and Risk Management

Effective November 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, which requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Metal Exchange Forward Contracts

The Company's aluminum mill sheet products segment, Nichols Aluminum, uses various grades of aluminum scrap as well as prime aluminum ingot as a raw material for its manufacturing process. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, the Company enters into firm price raw material purchase commitments (which are designated as "normal purchases" under SFAS No. 133) as well as forward contracts on the London Metal Exchange ("LME"). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders as well as a certain level of forecasted aluminum sales, net of fixed price purchase commitments.

With the use of firm price raw material purchase commitments and LME contracts, the Company aims to protect the gross margins from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect on the Company. Where firm price sales commitments are matched with LME contracts, the Company is subject to the ineffectiveness of LME contracts to perfectly hedge raw material prices.

The Company has grouped the LME contracts into two types: customer specific and non-customer specific. The customer specific contracts have been designated as cash flow hedges of forecasted aluminum raw material purchases in accordance with SFAS No. 133. The non-customer specific LME contracts that are used to manage or balance the raw material needs have not been designated as hedges and, therefore, do not receive hedge accounting under SFAS No. 133. Both types of contracts are measured at fair market value on the balance sheet.

Accounting before adoption of SFAS No. 133: At October 31, 2000, open LME forward contracts covered notional volumes of 25,738,940 pounds and had fair values of a loss of $372 thousand. As the Company did not adopt SFAS No. 133 until November 1, 2000, the fair value of the contracts as of October 31, 2000 was not reflected on the balance sheet, and hedging gains and losses were included in "Cost of sales" in the income statement concurrently with the related sales of inventory.

Accounting after adoption of SFAS No. 133: On November 1, 2000, when the Company adopted SFAS 133, it recorded a derivative liability of $372 thousand representing the fair value of these contracts as of that date. A corresponding amount, net of taxes of $145 thousand, was recorded to other comprehensive income.

As of October 31, 2001, open LME forward contracts have maturity dates extending through October 2003. At October 31, 2001, these contracts covered notional volumes of 45,415,185 pounds and had a fair value net loss of approximately $1.8 million, which is recorded as part of other current and non-current assets and liabilities in the financial statements.

The effective portion of the gains and losses related to the customer specific forward LME contracts designated as hedges are reported in other comprehensive income. These gains and losses are reclassified into earnings in the periods in which the related inventory is sold. As of October 31, 2001, losses of approximately $1.6 million ($992 thousand net of taxes) are expected to be reclassified from other comprehensive income into earnings over the next twelve months. Gains and losses on these customer specific hedge contracts, including amounts related to hedge ineffectiveness, are reflected in "Cost of sales" in the income statement. For the year ended October 31, 2001, a net loss of $283 thousand was recognized in "Cost of sales" representing the amount of the hedges' ineffectiveness. (No components of these gains and losses were excluded from the assessment of hedge effectiveness. Additionally, no hedge contracts were discontinued due to the determination that the original forecasted transaction would not occur. Therefore, there was no income statement impact related to that action.)

The entire amount of gains and losses of the non-customer specific forward LME contracts not designated as hedges are reflected in "Cost of sales" in the income statement in the period in which they occur. These gains and losses include the changes in fair market value during the period for all open and closed contracts.

Interest Rate Swap Agreements

In fiscal 1996, the Company entered into interest rate swap agreements, which effectively converted $100 million of its variable rate debt under the Bank Agreement Revolver to fixed rate. The Company's risk management policy related to these swap agreements is to hedge the exposure to interest rate movements on a portion of its long-term debt. Under the swap agreements, payments are made based on a fixed rate ($50 million at 7.025% and $50 million at 6.755%) and received on a LIBOR based variable rate (2.31% at October 31, 2001). Differentials to be paid or received under the agreements are recognized as interest expense. The agreements mature in 2003. The Company has designated the interest rate swap agreements as cash flow hedges of future interest payments on its variable rate long-term debt.

Accounting before adoption of SFAS No. 133: The fair value of the swaps as of October 31, 2000 was a loss of $918 thousand. As the Company did not adopt SFAS No. 133 until November 1, 2000, the fair value of the swap agreements as of October 31, 2000 was not reflected on the balance sheet. Hedging gains and losses were included in "Interest Expense" in the income statement based on the quarterly swap settlement.

Accounting after adoption of SFAS No. 133: On November 1, 2000, the Company recorded a derivative liability of $918 thousand, representing the fair value of the swaps as of that date. A corresponding amount, net of income taxes of $358 thousand, was recorded to other comprehensive income.

The fair value of the swaps as of October 31, 2001 was a loss of $7.3 million, which is recorded as part of other current and non-current liabilities. Gains and losses related to the swap agreements will be reclassified into earnings in the periods in which the related hedged interest payments are made. As of October 31, 2001, losses of approximately $3.8 million ($2.3 million net of taxes) are expected to be reclassified into earnings over the next twelve months. Gains and losses on these agreements, including amounts recorded related to hedge ineffectiveness, are reflected in "Interest expense" in the income statement. A net loss of $730 thousand was recorded in interest expense in the year ended October 31, 2001 representing the amount of the hedge's ineffectiveness. (No components of the swap instruments' losses were excluded from the assessment of hedge effectiveness. Additionally, none of the swap agreements were discontinued due to the determination that the original forecasted transaction would not occur. Therefore, there was no income statement impact related to that action.)

If the floating rates were to change by 10% from October 31, 2001 levels, the fair market value of these swaps would change by approximately $411 thousand. In terms of the impact on cash flow to the Company, as floating interest rates decline, the market value of the swap agreement rises, thus increasing the quarterly cash settlement of the swaps paid by the Company. However, the interest paid on the floating rate debt balance decreases. The inverse situation occurs with rising interest rates.

Foreign Currency Contracts

In December 1997, the Company entered into a zero-cost range forward (foreign currency swap) agreement on a notional value of 30 million Guilders with a major financial institution to hedge its initial equity investment in its Netherlands subsidiary, Piper Impact Europe. This agreement limited the Company's exposure to large fluctuations in the US Dollar/Dutch Guilder exchange rate. Under the terms of the agreement, Quanex had the option to let the agreement expire at no cost if the exchange rate remained within an established range on the expiration date of October 25, 2000. At October 31, 1999, the Company booked a $378 thousand gain to the stockholders' equity cumulative foreign currency translation adjustment. During the third quarter ended July 31, 2000, the Company sold the Piper Impact Europe subsidiary. As such, this range forward agreement was closed, realizing a gain of approximately $1.7 million. This gain was offset against the loss on the sale of Piper Impact Europe as the investment in Piper Impact Europe was the underlying hedged item.

See the Statement of Stockholder's Equity for components of comprehensive income and the disclosure of accumulated other comprehensive income related to hedging transactions.

Other Financial Assets and Liabilities

The fair values of the Company's financial assets approximate the carrying values reported on the consolidated balance sheet. The fair value of long-term debt was $220.0 million and $184.3 million, as of October 31, 2001 and 2000, respectively, as compared to carrying values at October 31, 2001 and 2000 of $220.0 million and $191.9 million, respectively. The fair value of long-term debt was based on the quoted market price, recent transactions, or based on rates available to the Company for instruments with similar terms and maturities.

18. Contingencies

Quanex is subject to loss contingencies arising from federal, state, and local environmental laws. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. Costs of future expenditures for environmental remediation are not discounted to their present value. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of companies participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. It is management's opinion that the Company has established appropriate reserves for environmental remediation obligations at various of its plant sites and disposal facilities. Those amounts are not expected to have a material adverse effect on the Company's financial condition. Total remediation reserves, at October 31, 2001, were approximately $18 million. These reserves include, without limitation, the Company's best estimate of liabilities related to costs for further investigations, environmental remediation, and corrective actions related to the acquisition of Piper Impact, the acquisition of Nichols Aluminum Alabama and a facility previously part of the former Tubing Operations. Actual cleanup costs at the Company's current plant sites, former plants, and disposal facilities could be more or less than the amounts accrued for remediation obligations. It is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals that would be material to Quanex's financial statements because of uncertainties as to the extent of environmental impact and concurrence of governmental authorities.

During the second quarter of fiscal 2001, Nichols Aluminum Casting had some of its aluminum reroll product damaged in a fire at a third-party offsite warehouse storage facility. The product was covered under the Company's casualty insurance policies. To date, only the Company's cost in the material has been recovered. The Company has also filed a claim under its business interruption insurance policy, to recover lost profit on the use of this damaged material, but at this time has neither collected this portion of the claim nor reached an agreement with its insurance carrier as to the amount of such claims and therefore has not recorded any potential income associated with it.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Results of Operations (Unaudited)

The following sets forth the selected quarterly information for the years ended October 31, 2001 and 2000.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share amounts)			
2001:				
Net sales	$199,942	$220,257	$248,121	$256,033
Gross profit	20,845	23,762	32,761	37,958
Income before extraordinary item	3,685	4,289	9,608	11,240
Extraordinary gain	372	—	—	—
Net income	4,057	4,289	9,608	11,240
Earnings per share:				
Basic:				
Income before extraordinary item	0.27	0.32	0.72	0.84
Extraordinary gain	0.03	—	—	—
Net earnings	0.30	0.32	0.72	0.84
Diluted	$ 0.30	$ 0.32	$ 0.67	$ 0.77
2000:				
Net sales	$205,903	$251,053	$262,644	$244,918
Gross profit	22,236	30,565	19,598	(19,508)
Income (loss) before extraordinary item(1)	4,175	9,029	715	(23,942)
Extraordinary gain	—	358	—	—
Net income (loss)(1)	4,175	9,387	715	(23,942)
Earnings per share:				
Basic:				
Income (loss) before extraordinary item	0.29	0.66	0.05	(1.78)
Extraordinary gain	—	0.02	—	—
Net earnings (loss)	0.29	0.68	0.05	(1.78)
Diluted	$ 0.29	$ 0.63	$ 0.05	$ (1.78)

(1) Includes an after-tax loss on the sale of Piper Impact Europe in the amount of $9,282 in the third fiscal quarter of 2000 and an after tax asset impairment charge of $36,595 in the fourth fiscal quarter of 2000.

QUANEX CORPORATION

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Write-Offs	Other	Balance at End of Year
			(In thousands)		
Allowance for Doubtful Accounts:					
Year ended October 31, 2001	$11,240	$868	$(3,213)	$ 58	$ 8,953
Year ended October 31, 2000	$12,154	$738	$(1,284)	$(368)	$11,240
Year ended October 31, 1999	$11,752	$921	$ (188)	$(331)	$12,154

Quarterly Financial Results
(from continuing operations)

	2001	2000	1999
Net Sales (millions)			
January	199.94	205.90	188.56
April	220.26	251.05	209.23
July	248.12	262.65	212.82
October	256.03	244.92	224.29
Total	924.35	964.52	834.90
Gross Profit (Loss) (millions)			
January	20.85	22.24	23.54
April	23.76	30.57	32.05
July	32.76	19.60	35.05
October	37.96	(19.51)	37.66
Total	115.33	52.90	128.30
Income (Loss) from Continuing Operations (millions)			
January	3.68	4.18	3.87
April	4.29	9.03	9.78
July(1)	9.61	0.71	12.33
October(2)	11.24	(23.94)	13.32
Total	28.82	(10.02)	39.30
Income (Loss) from Continuing Operations per Basic Common Share			
January	.27	.29	.27
April	.32	.66	.69
July(1)	.72	.05	.86
October(2)	.84	(1.78)	.94
Year	2.15	(0.73)	2.76

QUANEX CORPORATION

	2001	2000	1999
Quarterly Common Stock Dividends			
January	.16	.16	.16
April	.16	.16	.16
July	.16	.16	.16
October	.16	.16	.16
Total	.64	.64	.64
Common Stock Sales Price (High & Low)			
January	21	26.5625	23.875
	16.375	19.0625	16.8125
April	21.15	23.6875	26.25
	17.35	16.125	15.375
July	27.55	18.625	29
	20.70	14.375	25.125
October	27.48	20.6875	27.375
	20.75	17.0625	20.125

(1) Fiscal 2000 third quarter income from continuing operations includes an after-tax loss of $9.3 million on the sale of Piper Impact Europe.

(2) Fiscal 2000 fourth quarter loss from continuing operations includes an after-tax asset impairment charge of $36.6 million or $2.67 per share.

Item 9. *Disagreements on Accounting and Financial Disclosure*

None

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Pursuant to General Instruction G(3) to Form 10-K, information on directors and executive officers of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2001.

Item 11. *Executive Compensation*

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2001.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2001.

Item 13. *Certain Relationships and Related Transactions*

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2001.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) 1. *Financial Statements*

2. *Financial Statement Schedule*

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Exhibit Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of the Registrant dated as of November 10, 1995, filed as Exhibit 3.1 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1995 and incorporated herein by reference.
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant dated as of February 27, 1997, filed as Exhibit 3.2 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.3	Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated as of April 15, 1999, filed as Exhibit 3.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.4	Certificate of Correction of Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock dated as of April 16, 1999, filed as Exhibit 3.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.5	Amended and Restated Bylaws of the Registrant, as amended through August 26, 1999 filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended July 31, 1999, and incorporated herein by reference.
4.1	Form of Registrant's Common Stock certificate, filed as Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended April 30, 1987, and incorporated herein by reference.
4.2	Second Amended and Restated Rights agreement dated as of April 15, 1999, between the Registrant and American Stock Transfer & Trust Co. as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K (Reg. No. 001-05725) dated April 15, 1999, and incorporated herein by reference.
4.3	Form of Indenture relating to the Registrant's 6.88% Convertible Subordinated Exhibit Debentures due 2007 between the Registrant and Chemical Bank, as Trustee, filed as 19.2 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended April 30, 1992, and incorporated herein by reference.
4.4	$250,000,000 Revolving Credit and Term Loan Agreement dated as of July 23, 1996, among the Company, Comerica Bank, as Agent, and Harris Trust and Savings Bank and Wells Fargo Bank (Texas), NA as Co-Agents, filed as Exhibit 4.1 of the Company's Report on Form 8- K, (Reg. No. 001-05725) dated August 9, 1996, and incorporated herein by reference.
†10.1	Quanex Corporation 1988 Stock Option Plan, as amended, and form of Stock Option year Agreement filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.17 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.2	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 1997, filed as Exhibit 10.2 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.3	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 9, 1999, filed as Exhibit 10.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.4	Quanex Corporation Deferred Compensation Plan, as amended and restated, dated September 29, 1999, filed as Exhibit 10.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.5	First Amendment to Quanex Corporation Deferred Compensation Plan, dated December 7, 1999, filed as Exhibit 10.5 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.6	Quanex Corporation Executive Incentive Compensation Plan, as amended and restated, dated October 12, 1995, filed as Exhibit 10.8 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.7	Quanex Corporation Supplemental Benefit Plan, as amended and restated effective June 1, 1999, filed as Exhibit 10.9 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference
†10.8	Form of Change in Control Agreement, between the Registrant and each executive officer of the Registrant, filed as Exhibit 10.10 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.9	Quanex Corporation 1987 Non-Employee Director Stock Option Plan, as amended, and the related form of Stock Option Agreement, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.14 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.10	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.13 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.11	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.12	Quanex Corporation 1989 Non-Employee Director Stock Option Plan, as amended, filed as Exhibit 4.4 of the Registrant's Form S-8, Registration No. 33-35128, together with the amendment filed as Exhibit 10.15 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.13	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.16 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.14	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.17 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.15	Quanex Corporation Employee Stock Option and Restricted Stock Plan, as amended, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.
†10.16	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.17	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.20 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.18	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.19	Retirement Agreement dated as of September 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.20	Stock Option Agreement dated as of October 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.21	Deferred Compensation Agreement dated as of July 31, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10- K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.22	Quanex Corporation Non-Employee Director Retirement Plan, filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.23	Amendment to Quanex Corporation Non-Employee Director Retirement Plan dated May 25, 1995, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.24	Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1996, and incorporated herein by reference.
†10.25	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.26	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.27	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective February 23, 2000, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.28	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.28 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.29	Quanex Corporation Deferred Compensation Trust filed as Exhibit 4.8 of the Registrant's Registration Statement on Form S-3, Registration No. 333-36635, and incorporated herein by reference.
†10.30	Amendment to Quanex Corporation Deferred Compensation Trust, dated December 9, 1999, filed as Exhibit 10.29 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.31	Quanex Corporation 1997 Non-Employee Director Stock Option Plan filed as Exhibit 10.21 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1997 and incorporated herein by reference.
†10.32	Amendment to Quanex Corporation 1997 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.31 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.33	Quanex Corporation 1997 Key Employee Stock Plan,(formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) as amended and restated, dated October 20, 1999, filed as Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001.
†10.34	Amendment to Quanex Corporation 1997 Key Employee Stock Plan,(formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) dated December 9, 1999, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.
†10.35	Amendment to Quanex Corporation 1997 Key Employee Stock Plan,(formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) effective July 1, 2000, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.
*†10.36	Amendment to the Quanex Corporation 1997 Key Employee Stock Option Plan effective October 25, 2001.
*†10.37	Quanex Corporation Long-Term Incentive Plan effective November 1, 2001.
*†10.38	Agreement for Adoption and Merger of the Temroc Metals, Inc. Bargaining Unit Employees 401(k) Plan into the Nichols 401(k) Savings Plan for Hourly Employees, effective July 1, 2001.
*†10.39	Agreement for Adoption and Merger of the Temroc Metals, Inc. Non-Bargaining Unit Employees 401(k) Plan into the Nichols 401(k) Savings Plan, effective July 1, 2001.
*†10.40	Quanex Corporation Employee Savings Plan — Amendment and Restatement effective January 1, 1998.
10.41	Asset Purchase Agreement dated July 31, 1996, among the Company, Piper Impact, Inc., a Delaware corporation, Piper Impact, Inc., a Tennessee corporation, B.F. Sammons and M.W. Robbins, filed as Exhibit 2.1 of the Company's Report on Form 8-K (Reg. No. 001-05725), dated August 9, 1996, and incorporated herein by reference.

Exhibit Number	Description of Exhibits
10.42	Stock Purchase Agreement dated April 18, 1997, by and among Niagara Corporation, Niagara Cold Drawn Corp., and Quanex Corporation filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated May 5, 1997, and incorporated herein by reference.
10.43	Purchase Agreement dated December 3, 1997, among Quanex Corporation, Vision Metals Holdings, Inc., and Vision Metals, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated December 3, 1997, and incorporated herein by reference.
10.44	Acquisition Agreement and Plan of Merger, dated October 23, 2000, between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 2.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000, and incorporated herein by reference.
10.45	First Amendment to Agreement and Plan of Merger dated November 15, 2000 between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 3.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000 and incorporated herein by reference.
10.46	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Trailer Company dated May 1, 1963, filed as Exhibit 10.22 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.47	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated May 1, 1964, filed as Exhibit 10.23 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.48	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated October 1, 1965, filed as Exhibit 10.24 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.49	Lease Agreement between The Industrial Development Board of the City of Decatur (Alabama) and Fruehauf Corporation dated December 1, 1978, filed as Exhibit 10.25 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.50	Assignment and Assumption Agreement between Fruehauf Trailer Corporation and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum-Alabama, Inc.) dated October 9, 1998, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.51	Agreement between The Industrial Development Board of the City of Decatur and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum-Alabama, Inc.) dated September 23, 1998, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
*21	Subsidiaries of the Registrant.
*23	Consent of Deloitte & Touche LLP.

† Management Compensation or Incentive Plan

* Filed herewith

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

(b) *Reports on Form 8-K*

No Reports on Form 8-K were filed by the Company during the quarter ended October 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANEX CORPORATION

By: /s/ RAYMOND A. JEAN — January 4, 2002

Raymond A. Jean
Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ RAYMOND A. JEAN Raymond A. Jean	Chairman of the Board, President and Chief Executive Officer	January 4, 2002
By: /s/ CARL E. PFEIFFER Carl E. Pfeiffer	Director	January 4, 2002
By: /s/ DONALD G. BARGER, JR. Donald G. Barger, Jr.	Director	January 4, 2002
By: /s/ VINCENT R. SCORSONE Vincent R. Scorsone	Director	January 4, 2002
By: /s/ MICHAEL J. SEBASTIAN Michael J. Sebastian	Director	January 4, 2002
By: /s/ RUSSELL M. FLAUM Russell M. Flaum	Director	January 4, 2002
By: /s/ SUSAN F. DAVIS Susan F. Davis	Director	January 4, 2002
By: /s/ JOSEPH J. ROSS Joseph J. Ross	Director	January 4, 2002
By: /s/ TERRY M. MURPHY Terry M. Murphy	Vice President — Finance and Chief Financial Officer (Principal Financial Officer)	January 4, 2002
By: /s/ VIREN M. PARIKH Viren M. Parikh	Controller (Principal Accounting Officer)	January 4, 2002



Quanex Corporation

1900 West Loop South
Suite 1500
Houston, Texas 77027
713-961-4600
www.quanex.com